Exhibit 2.1

AGREEMENT AND PLAN OF MERGER Dated as of the 15th day of August 2024, Among LOCKHEED MARTIN CORPORATION, THOLIAN MERGER SUB, INC., and TERRAN ORBITAL CORPORATION

TABLE OF CONTENTS

i

Annex I Glossary of Defined Terms

Exhibit A Form of Second Amended and Restated Certificate of Incorporation of Surviving Corporation

Exhibit B Form of Amended Bylaws of Surviving Corporation

THIS AGREEMENT AND PLAN OF MERGER, dated this 15th day of August 2024 (this “Agreement”), is among Lockheed Martin Corporation, a Maryland corporation (“Parent”), Tholian Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned Subsidiary of Parent, and Terran Orbital Corporation, a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and each share of Common Stock outstanding immediately prior to the effective time of the Merger, other than the Cancelled Shares and the Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) unanimously has (i) determined that it is fair to, and in the best interests of, the Company and its stockholders to enter into this Agreement, (ii) approved, adopted and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the Merger and the other transactions contemplated hereby (together with the Merger, the “Transactions”), (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to a vote at a meeting of the stockholders of the Company, and (iv) recommended that the Company’s stockholders approve the adoption of this Agreement and approve the Merger on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the boards of directors of Parent and Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, as a material inducement to Parent and Merger Sub to enter into this Agreement, following approval by the Board of Directors and concurrently with the execution and delivery of this Agreement, certain Persons have concurrently herewith entered into a Voting and Support Agreement (collectively, the “Voting and Support Agreements”) in connection with the Transactions;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, at the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger. The Company, as the surviving corporation following the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

Section 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036 or by means of a virtual closing through electronic exchange of signatures at 10:00 a.m. New York time on the second (2nd) Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions). Notwithstanding the foregoing, the Closing may be consummated at such other place, time or date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03. Effective Time. On the Closing Date, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger in accordance with the DGCL. The time the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 1.04. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 1.05. Certificate of Incorporation and Bylaws. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time so as to read in its entirety in the form attached hereto as Exhibit A, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time so as to read in its entirety in the form attached hereto as Exhibit B, and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. Each of Parent, Merger Sub and the Company shall take all action necessary to carry out the actions contemplated by this Section 1.05.

Section 1.06. Directors and Officers of the Surviving Corporation. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, in each case until the earlier of their resignation or removal, or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article II

Conversion of Shares; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of Common Stock or any shares of capital stock of Merger Sub:

(a) each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(b) each share of common stock, par value $0.0001 per share, of the Company (such shares, collectively, the “Common Stock” and each, a “Share”) that (i) is owned by the Company (including as treasury stock) or any Subsidiary of the Company, but excluding for the avoidance of doubt any Shares held by any Company Benefit Plan or trust related thereto, or (ii) is owned by Parent or any wholly-owned Subsidiary of Parent, including Merger Sub (in each case, if any), immediately prior to the Effective Time, shall no longer be outstanding and shall be cancelled (the “Cancelled Shares”) and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c) each Share outstanding immediately prior to the Effective Time, but excluding (i) Cancelled Shares, and (ii) Dissenting Shares, shall be converted automatically into the right to receive $0.25 per Share in cash, without interest (the “Merger Consideration”). For the avoidance of doubt, it is agreed that Company RSUs are not Shares and shall be subject to Section 2.03. All Shares shall be converted into the right to receive the Merger Consideration as provided in this Section 2.01(c) and shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of non-certificated Shares represented by book-entry (“Book-Entry Shares”) or certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d) Any provision of this Agreement to the contrary notwithstanding, Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing, and who have properly exercised and perfected their demand for appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”), will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will only be entitled to receive payment of the fair value of such Dissenting Shares in accordance with, and to the extent provided by the provisions of such Section 262, unless and until any such holder fails to perfect or effectively waives, withdraws or loses its rights to appraisal and payment under Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively waives, withdraws or loses such right to appraisal under Section 262 of the DGCL, such Dissenting Shares will thereupon be deemed to have been cancelled and converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, as provided in Section 2.01(c). At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) prompt notice of any demands received by the Company for appraisals of Shares, attempted withdrawals of any such demand, and any other documents or instruments served pursuant to the DGCL and received by the Company relating to rights of appraisal in accordance with Section 262 of the DGCL and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to such notices and demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, approve any withdrawal of any such demands, waive any failure to timely deliver a written demand for appraisal or any failure to otherwise comply with the provisions of Section 262 of the DGCL, or agree to do any of the foregoing.

Section 2.02. Distribution of Merger Consideration.

(a) At the Effective Time, Parent shall deposit, or shall cause to be deposited, with Computershare Trust Company, N.A. (“Computershare”) (or, if Computershare is unavailable or unwilling, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder) (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under Section 2.01(c), Parent shall promptly take all steps necessary to deposit or cause to be deposited in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement.

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, the Surviving Corporation shall instruct the Paying Agent to mail to each holder of record of Shares that were converted into the Merger Consideration pursuant to Section 2.01, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates by the stockholders of the Company (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Merger Consideration, paid in full with respect to any Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(iii) Each of the Paying Agent, the Company and its Subsidiaries, Parent, Merger Sub and their respective agents, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as it is required to deduct and withhold under the Code, and the regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (A) shall be remitted by the applicable entity to the appropriate Governmental Entity within the period required under applicable Law and (B) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, the holder of Certificates shall be given a copy of the letter of transmittal referred to in Section 2.02(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.02 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) Abandoned Property; No Liability. Any portion of the Merger Consideration remaining unclaimed by the former holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. Government. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.02(d).

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration, without any interest thereon.

(h) Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the number or class of outstanding shares of capital stock of the Company shall occur by reason of a stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange or similar readjustment of shares, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to proportionally reflect such change to provide holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 2.02(h) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement, including Section 5.01.

Section 2.03. Treatment of Company Equity Awards.

(a) Company Options. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any Person, each option to purchase Shares (each, a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time (i) that is unvested by its terms shall be cancelled for no consideration, and (ii) that is vested and exercisable shall be cancelled and converted automatically into the right to receive in exchange for the cancellation of such Company Option, a lump sum cash payment in an amount (without interest) equal to (A) the product of (1) the number of Shares subject to such Company Option, and (2) the excess, if any, of the Merger Consideration over the exercise price applicable to such Shares subject to such Company Option, less (B) any applicable withholding for Taxes. For the avoidance of doubt, if the exercise price applicable to Shares subject to such Company Option is equal to or greater than the Merger Consideration, such Company Option shall terminate and be canceled in exchange for no consideration. Following the Effective Time, any such canceled Company Option shall entitle the former holder of such Company Option only to the payment described in this Section 2.03(a), if any, which shall be made by the Surviving Corporation (or its designee) within the later of ten (10) days or the next ordinary course payroll following the Effective Time. All such payments shall be subject to all applicable Tax withholding requirements in accordance with Section 2.02(b)(iii).

(b) Company RSUs. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any Person, each restricted stock unit with respect to Shares (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time (i) shall automatically become fully vested, and (ii) shall be cancelled and converted automatically into the right to receive a lump sum cash payment in an amount (without interest) equal to (A) the product of (1) the number of Shares subject to such Company RSU multiplied by (2) the Merger Consideration, less (B) any applicable withholding for Taxes. Following the Effective Time, any such canceled Company RSU shall entitle the former holder of such Company RSU only to the payment described in this Section 2.03(b), which shall be made by the Surviving Corporation (or its designee) within the later of ten (10) days or the next ordinary course payroll following the Effective Time; provided, however, notwithstanding the foregoing, if such Company RSU is subject to Section 409A of the Code and the regulations and guidance thereunder, such payment shall be paid in a manner that complies with Section 409A of the Code and the regulations and guidance thereunder. All such payments shall be subject to all applicable Tax withholding requirements in accordance with Section 2.02(b)(iii).

Section 2.04. Treatment of SPAC Warrants and Company Warrants

(a) SPAC Warrants.

(i) At the Effective Time, each outstanding SPAC Warrant shall, in accordance with its terms, automatically and without any required action on the part of the holder thereof, cease to represent a SPAC Warrant in respect of Common Stock and shall become a right to purchase and receive the Merger Consideration that such holders of SPAC Warrants would have received if such holder had exercised its SPAC Warrants immediately prior to the Effective Time, subject to the terms and conditions of the Tailwind Warrant Agreement (such right to receive cash, a “Merger Warrant”). If a holder of a Merger Warrant properly exercises such Merger Warrant within thirty (30) days following the public disclosure of the consummation of the Transactions pursuant to a current report on Form 8-K filed with the SEC, the Warrant Price, as defined in the Tailwind Warrant Agreement, with respect to such exercise shall be reduced by an amount (in dollars and in no event less than zero) equal to the difference of (a) the Warrant Price in effect prior to such reduction minus (b) (i) the Merger Consideration minus (ii) the Black-Scholes Warrant Value (as defined in the Tailwind Warrant Agreement) in accordance with and subject to the terms and conditions of the Tailwind Warrant Agreement and the applicable warrants issued thereunder. For the avoidance of doubt, any Merger Warrant shall represent only a right to receive Merger Consideration upon payment of the reduced Warrant Price, as described in the foregoing sentence, and shall not represent any rights in respect of any equity interests in the Surviving Corporation.

(b) Company Warrants.

(i) At the Effective Time, each Company Warrant outstanding and unexercised as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, cease to represent a Company Warrant exercisable for shares of Company Stock and shall become a Company Warrant exercisable for the Merger Consideration (with respect to each share of Common Stock underlying such Company Warrant), if any, that such holder would have received if such Company Warrant had been exercised by paying the exercise price in respect thereof in cash immediately prior to the Effective Time. To the extent a holder does not exercise such Company Warrant prior to the Effective Time, the Surviving Corporation shall assume the obligations of any then-outstanding Company Warrant in accordance with the terms of the applicable Warrant Agreement. Notwithstanding the foregoing, if a holder of a Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time properly exercises such Company Warrant within thirty (30) days following the public disclosure of the consummation of the Merger, such exercise shall be treated in accordance with the terms of the applicable Warrant Agreement or warrant issued thereunder, as follows:

(1) As it relates to the Combination Warrants, Section 4.5 of the Form of Warrant included as Exhibit A to the Stock and Warrant Purchase Agreement;

(2) As it relates to the 2027 Warrants, Section 4(e) of the Form of Warrant included as Exhibit B to the Convertible Note and Warrant Purchase Agreement;

(3) As it relates to the May 2023 RDO Common Warrants, Section 3(d) of the Form of Common Stock Purchase Warrant included as Exhibit 4.1 to the Form 8-K filed by the Company on May 30, 2023;

(4) As it relates to the May 2023 Placement Agent Warrants, Section 3(d) of the Form of Placement Agent Common Stock Purchase Warrant included as Exhibit 4.3 to the Form 8-K filed by the Company on May 30, 2023;

(5) As it relates to the September 2023 CMPO Common Warrants, Section 3(d) of the Form of Common Stock Purchase Warrant included as Exhibit 4.1 to the Form 8-K filed by the Company on September 20, 2023; and

(6) As it relates to the September 2023 Placement Agent Warrants, Section 3(d) of the Form of Placement Agent Common Stock Purchase Warrant included as Exhibit 4.3 to the Form 8-K filed by the Company on September 20, 2023.

Section 2.05. Treatment of Company Convertible Notes. Contingent on and effective immediately prior to the Effective Time, the Company Convertible Notes shall be treated in accordance with the terms of Section 2.07(a)(iii) of the Convertible Note and Warrant Purchase Agreement.

Section 2.06. Treatment of LM Notes and BP Notes. Contingent on the Closing and effective concurrently with the Effective Time, all the obligations under the LM/BP Note Purchase Agreement shall be prepaid in accordance with the terms of Section 2.07(c) of the LM/BP Note Purchase Agreement.

Section 2.07. Treatment of FP Notes. Contingent on the Closing and effective concurrently with the Effective Time, all obligations under the FP Note Purchase Agreement shall be prepaid in accordance with the FP Note Purchase Agreement, and all obligations under the FP Combination Warrants shall be paid in accordance with the FP Combination Warrants.

Section 2.08. Treatment of PIPE Investment Obligation. The obligations pursuant to the PIPE Investment Obligation shall be paid in full by Parent and be extinguished effective concurrently with the Effective Time.

Section 2.09. Treatment of Bridge Note Purchase Agreement. Contingent on the Closing and effective concurrently with the Effective Time, all the obligations under the Bridge Note Purchase Agreement shall be prepaid in accordance with the terms of the Bridge Note Purchase Agreement.

Article III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as disclosed (i) in the manner contemplated in Section 9.04(b), in the letter, dated as of the date of this Agreement, from the Company to Parent (the “Company Disclosure Letter”) or (ii) in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Company and publicly available at least two (2) Business Days prior to the date of this Agreement (each, an “SEC Report”), other than disclosures in the “Risk Factors” sections thereof or other disclosure statements included therein that are cautionary, predictive or forward-looking in nature and not statements of historical fact; provided, in the case of disclosure in an SEC Report, that such disclosure shall be deemed to relate to and qualify only those particular representations and warranties contained in this Article III where it is reasonably apparent on its face from the substance of the matter disclosed that the information constitutes an exception to such representation or warranty:

Section 3.01. Organization, Standing and Power.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to enable it to (i) own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted, (ii) own and use its assets in the manner in which its assets are currently owned and used and (iii) to perform its obligations under all Contracts by which it is bound. The Company has made available to Parent true and complete copies of its certificate of incorporation and bylaws, in each case as amended through, and in full force and effect as of, the date of this Agreement.

(b) Each Subsidiary of the Company is duly organized, validly existing and, except for any failure that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, is in good standing (or its equivalent status) under the Laws of the jurisdiction in which it is organized. Each Subsidiary of the Company has all requisite power and authority necessary to enable it to (i) own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted, (ii) own and use its assets in the manner in which its assets are currently owned and used and (iii) perform its obligations under all Contracts by which it is bound, in each case, except in the case of this clause (iii) for any failure to have such power and authority that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the certificate or articles of incorporation and bylaws or comparable organizational documents of each Subsidiary of the Company, in each case as amended through, and in full force and effect as of, the date of this Agreement.

(c) Each of the Company and each of its Subsidiaries is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.02. Subsidiaries of the Company; Equity Interests.

(a) Section 3.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each Subsidiary of the Company and its jurisdiction of organization. All the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and, in the case of shares of capital stock, non-assessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive or antidilutive right, transfer restriction, subscription right or any similar right under any provision of the Laws of the jurisdiction in which it is organized, its certificate of incorporation or bylaws or comparable organizational documents or any Contract, and are owned by the Company or one of its Subsidiaries, free and clear of all Liens.

(b) Except for its interests in its Subsidiaries set forth on Section 3.02(a) of the Company Disclosure Letter, as of the date of this Agreement, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

Section 3.03. Capital Structure of the Company.

(a) As of August 13, 2024 (the “Capitalization Date”), the authorized capital stock of the Company consists of 600,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), of which 600,000 have been designated Series A Junior Participating Preferred Stock, which are issuable upon exercise of the preferred share purchase rights (the “Purchase Rights”) pursuant to the Rights Agreement, dated March 4, 2024, by and between the Company and Continental Stock Transfer and Trust Company (the “Shareholder Rights Agreement”). As of the Capitalization Date, (i) 204,411,116 shares of Common Stock were issued and outstanding, (ii) no shares of Common Stock were held by the Company in its treasury and no shares of Common Stock were held by Subsidiaries of the Company, (iii) 20,267,085 shares of Common Stock were reserved and available for issuance pursuant to, or assumed under, the Company Equity Plan, of which 886,026 shares were issuable upon exercise of outstanding Company Options and 19,381,059 shares of Common Stock were issuable upon vesting of outstanding Company RSUs, (iv) no shares of Company Preferred Stock were issued and outstanding, (v) Public Warrants were outstanding to purchase 19,221,960 shares of Common Stock, (vi) Private Placement

Warrants were outstanding to purchase 78,000 shares of Common Stock, (vii) Company Warrants were outstanding to purchase 84,168,175 shares of Common Stock, (viii) Company Convertible Notes were outstanding and convertible into 41,166,808 shares of Common Stock (inclusive of PIK interest accrued as of the Capitalization Date) (ix) no shares of Company Preferred Stock were held by the Company in its treasury, and (x) 13,481,857 shares of Common Stock in the aggregate were held by Parent and its Affiliates. All outstanding shares of Common Stock are, and all such shares which may be issued prior to the Effective Time or pursuant to the Merger in accordance with the terms of this Agreement will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the certificate of incorporation or bylaws of the Company or any Contract. All Company Securities have been issued and granted in compliance in all material respects with applicable securities laws and other applicable Laws and, if applicable, in compliance with the Company Equity Plan and applicable Contracts. Except as set forth in Section 3.03(a) of the Company Disclosure Letter, as of the date of this Agreement, (x) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”), (y) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities and (z) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party.

(b) Section 3.03(b) of the Company Disclosure Letter accurately sets forth the following information with respect to each Company Equity Award outstanding as of the Capitalization Date: (i) the Company Equity Plan pursuant to which such Company Equity Award was granted; (ii) the name of the holder of such Company Equity Award; (iii) the number of shares of Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, both the target and the maximum number of shares of Common Stock, if applicable); (iv) the exercise price (if any) of such Company Equity Award; (v) the date on which such Company Equity Award was granted; (vi) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and/or exercisable; (vii) the date on which such Company Equity Award expires; and (viii) if such Company Equity Award is a Company Option, whether it is an “incentive stock option” (as defined in Section 422 of the Code) or a non-qualified stock option. All stock options, stock appreciation rights, restricted stock units, deferred stock units or restricted stock awards (including all outstanding Company Equity Awards, whether payable in equity, cash or otherwise) have been (i) issued and granted, or substituted for, pursuant to the Company Equity Plan and (ii) issued and granted in compliance with: (A) all applicable securities laws and other applicable Laws; and (B) all requirements set forth in the Company Equity Plan and applicable Contracts. The exercise price of each Company Option is no less than the fair market value of a share of Common Stock as determined on the date of grant of such Company Option. All grants of Company Equity Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in the SEC Documents in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise).

Section 3.04. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to receipt of Stockholder Approval, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board of Directors, and except for the Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement to which it is or is contemplated to be a party or the consummation of the Transactions. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) In resolutions duly adopted by the Board of Directors on or prior to the date of this Agreement, the Board of Directors has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the Transactions, (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommended that the Company’s stockholders approve the adoption of this Agreement and approve the Merger on the terms and subject to the conditions set forth in this Agreement (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The only vote or consent of holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Merger is the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and present in person or represented by proxy at the Stockholders’ Meeting or any adjournment, postponement or recess thereof (the “Stockholder Approval”).

(d) Except for the Shareholder Rights Agreement, the Company is not party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Board of Directors has duly adopted such resolutions as are necessary to render inapplicable to this Agreement, the Voting and Support Agreements and the Merger

the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to the Company enacted under the Law of the State of Delaware or under the Law of any other jurisdiction applies to this Agreement, the Voting and Support Agreements or the Merger.

Section 3.05. No Conflicts; Governmental Approvals.

(a) The execution and delivery by the Company of this Agreement will not (i) conflict with, or result in any violation of (A) the certificate or articles of incorporation, bylaws or comparable organizational documents of the Company or any of its Subsidiaries, (B) subject to the filings, consents and other matters referred to in Section 3.05(b), any Judgment or Law applicable to the Company or any of its Subsidiaries or their respective properties or assets, assuming that all consents, approvals and authorizations contemplated by clauses (i) through (viii) of Section 3.05(b) below have been obtained, and all filings described in such clauses have been made; or (ii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound, other than, in the case of clauses (ii) above, any such item that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) No Governmental Approval is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings and approvals under the Review Laws set forth in Section 3.05(b)(i) of the Company Disclosure Letter, (ii) subject to obtaining any Governmental Approvals and making any filings with Governmental Entities as necessary in relation to Government Contracts, the filing with the SEC of the Proxy Statement in definitive form and compliance with and such other filings under the Securities Act and the Exchange Act as may be required in connection with the Transactions, (iii) the filing of the Certificate of Merger and any other filings or recordings required under the DGCL in connection with the Merger with the Secretary of State of the State of Delaware, (iv) compliance by the Company with the rules and regulations of the NYSE, (v) compliance with and filings and approvals under any applicable international, Federal or state securities or “blue sky” Laws, (vi) compliance with and filings and approvals required by DCSA or any other applicable Cognizant Security Agency under the NISPOM, or any other applicable national or industrial security regulations and (vii) compliance with and filings and approvals under Telecommunications Authorizing Jurisdictions, the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06. SEC Documents; Undisclosed Liabilities.

(a) The Company has timely filed or otherwise transmitted all reports, forms, statements and other documents required to be filed by the Company with the SEC (for the avoidance of doubt, not including any documents required to be filed by any Person other than the Company) since March 25, 2022 pursuant to the Securities Act or the Exchange Act (collectively, the “SEC Documents”). As of its respective effective date (in the case of any SEC Document that is a registration statement filed pursuant to the Securities Act) and as of its respective filing date (in the case of any other SEC Document), each SEC Document complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the SEC Documents as of such respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Parent or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement or, if applicable, any other filing contemplated by Section 6.01. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the SEC Documents.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the SEC Documents (collectively, the “Financial Statements”) (i) were derived from the books of account and other financial records of the Company and its Subsidiaries, (ii) present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated results of their operations and changes in cash flows as of the dates thereof and for the periods covered thereby (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments), (iii) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto and (iv) were prepared in accordance with GAAP, applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments, none of which are expected to be material).

(c) Except as reflected or reserved against on the most recent consolidated balance sheet of the Company included in the Financial Statements filed with the SEC prior to the date of this Agreement (together with the notes thereto, the “Balance Sheet”), the Company and its Subsidiaries do not have any Liabilities of a type required to be reflected on a balance sheet prepared in accordance with GAAP other than Liabilities that (i) were incurred after the date of the Balance Sheet in the ordinary course of business consistent with past practice, or (ii) are contemplated by, or were incurred in connection with this Agreement or the Transactions.

(d) (i) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (ii) the Company has disclosed since March 25, 2022, to the Company’s auditors and the audit committee of the Company’s Board of Directors, (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s principal executive officer and principal financial officer have made, with respect to the Company’s SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company has disclosed a description of the Chief Executive Officer and Chief Financial Officer’s evaluation of the Company’s disclosure controls and procedures in the Company’s SEC Documents.

(e) Except as disclosed in the SEC Reports, the Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE and, since March 25, 2022, has not received any notice from NYSE asserting any non-compliance with such rules and regulations.

Section 3.07. Proxy Statement; Other Information. The Proxy Statement to be filed by the Company with the SEC in connection with seeking Stockholder Approval (the “Proxy Statement”) will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representations or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, any of their respective Subsidiaries or any representatives of the foregoing for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.08. Absence of Certain Changes or Events. Since December 31, 2023 through the date of this Agreement, (i) there has not been any change, event or occurrence which has had, or would be reasonably expected to result in, a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business and consistent with past practice, and (iii) neither the Company nor any of its Subsidiaries has (1) made any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its Subsidiaries’ capital stock; (2) made any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its Subsidiaries (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any Company Equity Awards pursuant to the terms of a Company Equity Plan); (3)

made any change in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; (4) made any material Tax election or any settlement or compromise of any material Tax Liability by the Company or any of its Subsidiaries; (5) filed an amended material Tax Return except as required by applicable law, or failed to timely file any material Tax Return required to be filed or pay any material Tax that is due or payable; or (6) taken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.01 of this Agreement.

Section 3.09. Taxes.

(a) Except for those matters that, individually or in the aggregate, would not have a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extensions);

(ii) all such Tax Returns are true and complete in all material respects;

(iii) the Company and each of its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld (unless such Taxes are being contested in good faith), or adequately provided for on the most recent financial statements included in the SEC Reports filed prior to the date hereof; and

(iv) no Liens (other than Permitted Liens) for Taxes exist upon any of the assets of the Company or any of its Subsidiaries and no outstanding claims for Taxes have been asserted in writing against the Company or any of its Subsidiaries.

(b) No audit or other Action with respect to material Taxes or Tax Returns of the Company or any of its Subsidiaries is currently in progress, and no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries that has not been settled, paid or withdrawn.

(c) To the knowledge of the Company, neither the Company nor any of its Subsidiaries (i) is subject to Taxes in any country other than its country of formation by virtue of having a permanent establishment or other place of business in that other country; and (ii) operates in any jurisdiction where such entity is required to, but does not file Tax Returns.

(d) Since the fiscal year ended December 31, 2018, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(e) Neither the Company nor any of its Subsidiaries has any material liability, whether fixed, contingent or otherwise, for the Taxes of any Person (other than for the Company or another Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group or consortium relief or similar arrangement), or as a transferee or successor, by Contract (except for a Contract (i) that will terminate as of Closing or (ii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes) or otherwise by operation of Law.

(f) Neither the Company nor any of its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between the Company and any of its Subsidiaries, (ii) that will terminate as of Closing or (iii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes).

(g) Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for technical advice, a request for a change of any method of accounting or any other similar request that is in progress or pending with any Governmental Entity with respect to Taxes and there are no closing agreements with respect to Taxes, Tax rulings or written requests for Tax rulings with or from any Governmental Entity currently outstanding or in effect with respect to any of the Company or its Subsidiaries.

(h) To the knowledge of the Company, the Company and its Subsidiaries have complied with Section 482 of the Code or any similar provision of U.S. state or local or foreign Tax Law relating to transfer pricing in all material respects.

(i) Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of the Treasury Regulations under Section 1.6011-4(b)(2) or a similar transaction under any corresponding or similar Law.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material items of income in, or exclude any material items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax Law) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) an intercompany transaction (within the meaning of the Treasury Regulations under Section 1502 of the Code (or any similar provision of U.S. state or local or foreign Tax Law)) or an excess loss account (within the meaning of the Treasury Regulations under Section 1502 of the Code (or any similar provision of U.S. state or local or foreign Tax Law)) existing at Closing; (iii) any installment sale or open transaction that occurred prior to the Closing; (iv) any prepaid amount received outside the ordinary course of business prior to the Closing; or (v) any election under Section 108(i) of the Code made prior to the Closing.

(k) Each of the Company and its Subsidiaries has withheld from each payment or deemed payment made to Company Associates or to its past or present suppliers, creditors, stockholders or other third parties all Taxes required to be withheld and has, within the time and in the manner required by applicable Law, paid such withheld amounts to the proper Governmental Entities and complied with all reporting and record retention requirements related to such Taxes, except as would not reasonably be expected to have a Company Material Adverse Effect.

(l) Except to the extent Sections 3.06, 3.08, 3.10, 3.11(c) and 3.16(f) concern Tax matters, this Section 3.09 contains the sole and exclusive representations and warranties of the Company with respect to Tax matters.

Section 3.10. Employee Benefits Matters.

(a) The Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto (or, in the case of any unwritten Company Benefit Plan, a written description of the material terms thereof), (ii) the three (3) most recent annual reports on Form 5500 filed with respect to each such Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each such Company Benefit Plan for which such summary plan description is required, (iv) all trust agreements, insurance contracts and funding agreements, including all amendments thereto, (v) all discrimination and compliance tests required under the Code for the most recent plan year, (vi) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and (vii) all material, non-routine filings, notices, correspondence or other written communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the Department of Labor or any other Governmental Entity in the past three (3) years.

(b) Except as would not, individually or in the aggregate, have or result in a Company Material Adverse Effect, each Company Benefit Plan has been established, administered and funded in all material respects in compliance with its terms and applicable Law. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code is so tax qualified and has obtained a favorable and current determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, nothing has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company or any of its Subsidiaries, none of the Company or any of its ERISA Affiliates has incurred any penalty or Tax with respect to any Company Benefit Plan under Section 502 of ERISA or Sections 4975 through 4980H of the Code or any penalty or Tax under applicable Law.

(c) There is no audit, inquiry or material Action pending or, to the knowledge of the Company, threatened or reasonably anticipated by the IRS, Department of Labor or any other Governmental Entity or any other Person with respect to any Company Benefit Plan.

(d) Except as would not have or result in a material Liability, the Company and its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan, and, to the extent not yet due, such contributions and other payments have been adequately accrued in accordance with GAAP in the consolidated financial statements (including any related notes) contained or incorporated by reference in the SEC Documents.

(e) Neither the Company nor any of its ERISA Affiliates has ever established, maintained, sponsored, participated in, or contributed to, or been obligated to contribute to, or has or has ever had any Liability in respect of, any plan that: (i) is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) is or was a “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) is or was a plan described in Section 413 of the Code or Section 3(40) of ERISA. Neither the Company nor any of its Subsidiaries or any Company Benefit Plan provides, or reflects or represents any Liability of any of the Company or any of its Subsidiaries to provide, health, life insurance or other welfare benefits after termination of employment, except as may be required by COBRA or other applicable Laws.

(f) Except as set forth on Section 3.10(f) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions and compliance with the terms hereof and thereof will not, either alone or in connection with any other event, (i) result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits with respect to any Company Employee or other individual service provider or (ii) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligation to compensate, gross-up or otherwise reimburse any Person for any Taxes incurred under Section 4999 or 409A of the Code or otherwise.

(g) No Company Benefit Plan or other Contract provides compensation or benefits to any current or former employee or individual service provider of the Company or any of its Subsidiaries who resides or performs services primarily outside of the United States.

(h) No Company Benefit Plan that is qualified under the Code is funded with or allows for payments, investments of distributions in any employer security, including employer securities as defined in Section 407(d)(1) of ERISA.

Section 3.11. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is, as of the date of this Agreement, nor has been since January 1, 2022, party to any CBA, no current Company Employees are represented by any Union with respect to their employment with the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has a duty to bargain or negotiate with a Union. There are no Unions representing or, to the knowledge of the Company, purporting to represent any employees of the Company or its Subsidiaries, and, to the knowledge of the Company, there is not any attempt to organize any employees of the Company or its Subsidiaries for the purpose of forming or joining a Union.

(b) Since January 1, 2022 through the date of this Agreement, (i) to the knowledge of the Company, there are no unfair labor practice complaints pending or threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority and (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any of its Subsidiaries, except, in the case of each of clauses (i) and (ii) above, for any such matters that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(c) The Company has made available to Parent a complete and accurate list of all current Company Employees as of the date of this Agreement and such list correctly reflects in all material respects whether such employees are classified as exempt or non-exempt under the Fair Labor Standards Act or the applicable Laws of the jurisdiction where such employees are located. The Company has made available to Parent all employment agreements with current Company Employees and, other than as set forth in such employment agreements, the employment of each current Company Employee is terminable by the Company “at will” (and without payment of severance or other termination payments or benefits).

(d) Except as would not have a Company Material Adverse Effect, the Company and each Subsidiary of the Company is, and since January 1, 2022 have been, in compliance in all material respects with all applicable Laws regarding employment and employment practices, including all such Laws relating to (i) equal employment opportunity and equal pay (including laws prohibiting employment discrimination, harassment or retaliation); (ii) wages and hours (including meal times and rest breaks); (iii) privacy, data protection and data security; (iv) fair employment practices; (v) leaves of absence (including paid sick leave); (vi) workers’ compensation; (vii) disability rights or benefits; (viii) occupational health and safety; (ix) immigration; (x) collective bargaining and labor relations: (xi) secondment; (xii) contractors and temporary employees; (xiii) other employment terms and conditions; (xiv) plant closings and layoffs (including under the federal Worker Adjustment and Retraining Notification Act and comparable state, local or other Laws); (xv) classification of workers as employees and independent contractors and as exempt or non-exempt under the Fair Labor Standards Act and comparable state laws; (xvi) employment record keeping and posting requirements; (xvii) unemployment insurance; and (xviii) any other employment related matters. Further, except as would not result in material Liability, the Company and its Subsidiaries have withheld and reported all amounts required by any Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee. Except as would not result in material Liability, the Company and its Subsidiaries have paid all wages, salaries, bonuses, commissions, wage premiums and other compensation that has become due and payable to Company Employees pursuant to Law, contract, or employment policy.

(e) Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, there are no, and have not been since January 1, 2022, any pending, threatened, or reasonably anticipated Actions relating to any Company Employee, consultant, or independent contractor, including Actions relating to employment Contracts, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter, or any other matter arising from the employment and/or engagement and/or termination of any Company Employee, consultant, or independent contractor, as applicable.

(f) To the knowledge of the Company, since January 1, 2022, there has been no allegation, complaint, charge or claim on the basis of gender, race, sex, sexual harassment, sexual assault, sexual misconduct, racial or ethnic discrimination or other similar unlawful behavior (a “Misconduct Allegation”) made against any Person who is or was an officer, director, manager or supervisory-level employee of the Company or one of its Subsidiaries in such Person’s capacity as such. Since January 1, 2022, neither the Company nor any of its Subsidiaries has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any contract or provision similar to any of the foregoing, relating directly or indirectly to any Misconduct Allegation against the Company, its Subsidiaries, or any Person who is or was an officer, director, manager or supervisory-level employee of the Company or one of its Subsidiaries.

(g) Except as set forth on Section 3.11(g) of the Company Disclosure Letter, the Company does not engage any individual independent contractors. The Company has made available the consulting agreements for the individuals set forth on Section 3.11(g) of the Company Disclosure Letter.

(h) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with any Governmental Entity or self-regulatory organization relating to employees or employment practices. Except as would not have a Company Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective executive officers, directors, or managers have received any written notice of intent by any Governmental Entity or self-regulatory organization responsible for the enforcement of labor or employment Laws to conduct an investigation, audit, compliance check, or compliance review relating to the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation, audit, compliance check or compliance review is in progress.

(i) The Company and each of its Subsidiaries is and since January 1, 2022 has been, in material compliance with Executive Order No. 11246 (“E.O. 11246”), Section 503 of the Rehabilitation Act (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act (“VEVRAA”), including all implementing regulations. The

Company and each of its Subsidiaries maintain and annually update affirmative action programs in compliance with E.O. 11246, Section 503 and VEVRAA, including all implementing regulations, where required to do so by applicable Laws.

Section 3.12. Litigation. There is no Action pending or, to the knowledge of the Company, claim threatened in writing, in each case, against the Company or any of its Subsidiaries, that, individually or in the aggregate, would have a Company Material Adverse Effect. There is no Judgment outstanding against the Company or any of its Subsidiaries or to which any of their respective properties or assets is subject, that, individually or in the aggregate, would have a Company Material Adverse Effect.

Section 3.13. Compliance with Applicable Laws. The Company and its Subsidiaries are, and since January 1, 2022 have been, in compliance in all material respects with all applicable Laws (including, for the avoidance of doubt, the FCPA and any other Law that prohibits corruption or bribery), except for instances of non-compliance that, individually or in the aggregate, would not have a Company Material Adverse Effect. Neither the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers, officers, employees or, any agents or other Person acting on behalf of the Company or its Subsidiaries have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the FCPA), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (c) securing any improper advantage, in the case of (a), (b) and (c) above, in order to assist the Company, its Subsidiaries, or any other Person in obtaining or retaining business for or with, or directing business to, any Person. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2022 from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any applicable Law (including, for the avoidance of doubt, the FCPA or any other Law that prohibits corruption or bribery), which alleged non-compliance has not been resolved, and which, in the case of any written communication received following the date of this Agreement, individually or in the aggregate would have a Company Material Adverse Effect. The Company and its Subsidiaries possess all Governmental Approvals necessary for the lawful conduct of their business as currently conducted, except for any failure to have such Governmental Approvals that, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.14. Compliance with Trade Control Laws.

(a) The Company and its Subsidiaries are, and at all times since January 1, 2019 have been, in compliance in all material respects with all applicable Trade Control Laws. Since January 1, 2022, neither the Company nor any of its Subsidiaries has directly or, to the knowledge of the Company, indirectly exported, reexported, or transferred any goods, services, software (including source code), technology, or technical data (collectively, “Items”) (i) to, on behalf of, or for the benefit of any Restricted Party; (ii) for any purpose associated with nuclear activities, missiles, chemical or biological weapons, or terrorist activities, or any other end-use prohibited by applicable Trade Control Laws; (iii) to any Sanctioned Territory; or (iv) in any other manner that would constitute a violation of applicable Trade Control Laws. Since January 1, 2019, neither the Company nor its Subsidiaries has engaged in any dealings or transactions, directly or, to the knowledge of the Company, indirectly, involving any Restricted Party or with any individual or entity organized, resident, or located in any Sanctioned Territory.

(b) Neither the Company nor any of its Subsidiaries (i) has undergone in the last five (5) years, or, to the knowledge of the Company, is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Entity relating to Trade Control Laws; (ii) has made any disclosures (voluntary or involuntary) to any Governmental Entity or any other Person regarding Trade Control Laws; or (iii) is aware of any threatened claims or presently existing facts or circumstances that would constitute a reasonable basis for any future claims, of any potential violations by the Company or its Subsidiaries of Trade Control Laws.

Section 3.15. Environmental Matters.

(a) The Company and its Subsidiaries are, and since January 1, 2022, have been in material compliance with all Environmental Laws;

(b) Since January 1, 2022, except for matters that have been fully and finally resolved without further material Liability of the Company or with respect to which the Company and its Subsidiaries would not reasonably expect to incur further material Liability, neither the Company nor any of its Subsidiaries has received any written notice that alleges that the Company or any of its Subsidiaries is in material violation of, or has material Liability under, any Environmental Law or with respect to Hazardous Materials;

(c) The Company and its Subsidiaries have been duly issued, possess and are in material compliance with all Environmental Permits necessary for their operations as currently conducted and no Action is pending or, to the knowledge of the Company, threatened, to revoke, materially modify, suspend or terminate any such Environmental Permit;

(d) There are no Environmental Claims pending or, to the knowledge of the Company and its Subsidiaries, threatened (in writing) against or affecting the Company or any of its Subsidiaries or the Company Business, except as would not reasonably be expected to result in material Liability to the Company or its Subsidiaries;

(e) There has been no Release of Hazardous Materials by the Company or its Subsidiaries or, to the knowledge of the Company, any other Person, at any real property currently or formerly owned, operated, leased, subleased, or otherwise occupied by the Company or any of its Subsidiaries, except in compliance with Environmental Law or under circumstances that would not reasonably be expected to result in material Liability of the Company or any of its Subsidiaries under any applicable Environmental Law or with respect to Hazardous Materials; and

(f) Neither the Company nor any of its Subsidiaries has arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Materials at any third-party site, except as would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries.

(g) The Company has made available to Parent all material reports, audits and other material documents in either the Company’s or its Subsidiaries’ possession or under any of their control related to the environmental condition of any real property currently or formerly owned, operated or leased by the Company or its Subsidiaries.

Section 3.16. Properties.

(a) None of the Company or any Subsidiaries of the Company owns or has ever owned any real property.

(b) Section 3.16(b) of the Company Disclosure Letter lists (i) the street address of each parcel of real property leased to the Company or any of its Subsidiaries (collectively, in each case together with all buildings, structures, improvements and fixtures thereon, the “Leased Real Property”) and (ii) the lease, sublease or other occupancy agreement pursuant to which the Company or one of its Subsidiaries holds its leasehold interest in the applicable Leased Real Property (the “Real Property Leases”). The Company or one of its Subsidiaries has valid leasehold interests in all of the Leased Real Property, free and clear of all Liens other than Permitted Liens.

(c) Each Real Property Lease is valid and binding on the Company or its Subsidiaries party thereto, enforceable in accordance with its terms, in each case, assuming the valid execution and delivery of same, and except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought. The Company has made available to Parent true, complete and correct copies of each Real Property Lease and all related amendments and guaranties thereof. The Company or its Subsidiaries, as applicable, have not given or received any written notice of a currently outstanding breach or default under any Real Property Lease, and to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to result in a breach or default of such Real Property Lease. There are no subleases or similar written agreements granting to any Person, other than the Company or any of its Subsidiaries, the right to use or occupy any Leased Real Property. The Company has not received any written notice of any condemnation proceedings relating to any Leased Real Property and, to the knowledge of the Company, no condemnation proceedings relating to any Leased Real Property are pending or threatened.

(d) All buildings, structures, fixtures and other improvements located on the Leased Real Property for which the Company or any of its Subsidiaries is responsible are in good operating condition and repair, reasonable wear and tear excepted, and are adequate for the purposes for which they are currently being used by the Company or its Subsidiaries at such location.

(e) The Leased Real Property has adequate rights of way and access to public ways and all water, sewer, sanitary and storm drain facilities and other material public utilities necessary for the use, occupancy, operation and maintenance for its intended purposes in the ordinary course of business consistent with past practice. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any utility company or municipality of any fact or condition which could result in the discontinuation of necessary sewer, water, electric, gas, telephone or other utilities or services for the Leased Real Property.

(f) The Company or one of its Subsidiaries has good and valid title to all material tangible personal properties and assets sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens.

Section 3.17. Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all Registered Intellectual Property owned or purported to be owned by the Company and its Subsidiaries, specifying as to each, as applicable: the registered owner of such Registered Intellectual Property (and if different, the legal and beneficial owner), the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; and the issue, registration or filing date and expirations thereof. All Registered Intellectual Property that is the subject of any issuance or registration are subsisting and, to the knowledge of the Company, valid, and enforceable. Neither Company nor any of its Subsidiaries is party to a Contract which has, had or would reasonably be expected to have the effect of impairing, limiting, restricting, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Company Owned Intellectual Property or Company’s or its Subsidiaries’ use thereof, or that would give any Person any rights with respect thereto. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, no Registered Intellectual Property owned or exclusively licensed by the Company or its Subsidiaries (“Company Registered Intellectual Property”) is involved in any interference, reissue, reexamination, opposition or cancellation proceeding. All filings and examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered Intellectual Property have been timely submitted and paid.

(b) To the knowledge of the Company, the Company has not distributed or made available to any third party any Software that constitutes or is incorporated in a Company Product except pursuant to end user license agreements in the form made available to Parent.

(c) The Company or any of its Subsidiaries owns or has the valid right to use all Intellectual Property Rights used or held for use in the Company Business, including all Company Products and Company Owned Software (collectively, the

“Company Intellectual Property”), free and clear of all Liens other than Permitted Liens. The Company and its Subsidiaries own or otherwise have the unencumbered and unrestricted right to use all Intellectual Property Rights necessary to operate the Company Business as currently conducted and as currently contemplated by Company to be conducted.

(d) No funding, facilities or resources of any Governmental Entity or any university, college or other educational institution or research center were used in the development of any Company Owned Intellectual Property, Company Owned Software or Company Product. None of the Company Owned Intellectual Property was, (i) with respect to patents, conceived or first actually reduced to practice in performance of a Government Contract, or (ii) with respect to “technical data” and “computer software,” as those terms are defined in FAR Parts 27 and 52 and/or DFARS Parts 227 and 252, first produced under a Government Contract or funded partially or exclusively at any Governmental Entity’s expense, and the U.S. Government or other Governmental Entity, as applicable has only “Limited” and “Restricted” rights in such “technical data” and “computer software,” respectively.

(e) The Company and its Subsidiaries have taken all reasonable steps to maintain, protect and preserve all trade secrets, confidential information, or other proprietary information included in the Intellectual Property Rights, including the use of non-disclosure and invention assignment agreements. No material trade secrets, confidential information, or other proprietary information of the Company or any of its Subsidiaries has been disclosed to any Person, except pursuant to a binding confidentiality agreement, and to the knowledge of the Company, there have been no breaches of any such confidentiality agreements, nor any misuse or unauthorized disclosures of any such material trade secrets, confidential information, or other material proprietary information of the Company or any of its Subsidiaries by any Person, including any Company Associate.

(f) Each Person, including any current and former Company Employee and independent contractor of the Company or any of its Subsidiaries (each, a “Company Associate”), who is or was involved in the creation or development of any Company material Company Owned Intellectual Property or material Company Owned Software has entered into a written agreement whereby such Person (i) grants a present, irrevocable assignment of any ownership interest to Company or a Subsidiary of the Company of all Intellectual Property Rights pertaining to any Company Owned Intellectual Property that was created, modified or developed by such Person; (ii) agrees to confidentiality provisions protecting such Company Owned Intellectual Property, and no such Person has any obligation to any other Person with respect to such Company Owned Intellectual Property; and (iii) agrees, to waive such Person’s Intellectual Property Rights in and to such Company Owned Intellectual Property. To the knowledge of the Company, no Company Associate has breached or violated any of the agreements referenced in the preceding sentence. No current or former stockholder, officer, director, or employee of the Company and its Subsidiaries has any claim, right (whether or not currently exercisable), or interest in or to any material Company Owned Intellectual Property or material Company Owned

Software. No Company Associate has made any claim reserving or retaining any Intellectual Property Rights related to the Company Business or any Company Product.

(g) To the knowledge of the Company, none of the conduct of the Company Business, any Company Owned Intellectual Property (including all Company Products and Company Owned Software), or the use thereof infringes upon, misappropriates or otherwise violates any Intellectual Property Rights of any other Person. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, no claims are pending or have been asserted or threatened in writing (including in the form of offers to obtain a license), in each case against the Company or any of its Subsidiaries by any Person (i) claiming that the Company or any of its Subsidiaries, the Company Business, or any company owned Intellectual Property is infringing or has infringed any third party Intellectual Property Right or (ii) challenging the validity, ownership, patentability, enforceability, ability to register or use by the Company or any of its Subsidiaries of any Intellectual Property Right (including actions before the United States Patent and Trademark Office or comparable foreign governmental authorities). To the knowledge of the Company, no Person has or is infringing, misappropriating, making unlawful use of, or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property. Neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, (A) any existing or potential Intellectual Property Right infringement, misappropriation, violation, unlawful use or similar claim or (B) any unauthorized use or disclosure of, or breach of security with respect to, any data or information.

(h) No Source Code for any Company Owned Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, a Company Employee subject to a written agreement imposing on such Person reasonable and adequate confidentiality obligations in favor of the Company and its Subsidiaries with respect to such Source Code. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Company Owned Software to any escrow agent or other Person. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Company Owned Software to any other Person.

(i) The use, modification, marketing, distribution, licensing, making available, and sale of Open Source Software within any Company Product by the Company or any of its Subsidiaries does not violate any license terms applicable to any item of Open Source Software.

(j) No Company Owned Software or Source Code for any Company Product contains, is distributed or made available with, is being or has been modified or developed using, or is derived from Open Source Software in a manner that imposes or would impose a requirement or condition that the Company or any of its Subsidiaries grant a license under or refrain from enforcing any of its Intellectual Property Rights, or that any of the Company Owned Software or Source Code for any Company Product or part thereof (i) be disclosed or distributed in Source Code form, (ii) be licensed for making modifications or derivative works or (iii) be redistributable at no or nominal charge.

(k) None of the Company Owned Software contains any (i) Viruses or (ii) bugs, defects, or errors (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of such Company Owned Software or any product or system containing or used in conjunction with such Company Owned Software. None of the Company Owned Software fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Owned Software or any product or system containing or used in conjunction with such Company Owned Software. The Company has provided to Parent a complete and accurate list of all Viruses, bugs, defects, and errors in each current version of the Company Owned Software to the extent that they are material and have not been fixed or cured.

(l) All Company IT Systems are in good working condition and are sufficient for the conduct of the Company Business as currently conducted. The Company has taken all reasonable steps designed to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining reasonable backup, disaster recovery, and Software and hardware support arrangements.

Section 3.18. Privacy & Data Security; Information Technology.

(a) The Company and each of its Subsidiaries are, and since January 1, 2022, have been, in material compliance with Privacy and Security Requirements.

(b) Since January 1, 2022, the Company and each of its Subsidiaries have implemented, and complied in all material respects with, reasonable safeguards to protect Protected Information from unauthorized access, Processing, acquisition, disclosure, and corruption and that comply in all material respects with Privacy and Security Requirements. Since January 1, 2022, the Company and each of its Subsidiaries have established, and complied in all material respects with, a written information security program that: (i) implements, monitors, and improves reasonable and appropriate administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of Protected Information; (ii) is designed to prevent unauthorized access, Processing, acquisition, or disclosure of Protected Information; and (iii) includes reasonable policies and procedures that apply to the Company and each of its Subsidiaries with respect to privacy, data protection, Processing, and security of Protected Information. The Company and each of its Subsidiaries take, and since January 1, 2022 have taken, reasonable steps consistent with prevailing industry standards to ensure that any third parties that Process Protected Information on behalf of such Company or any of its Subsidiaries provide similar safeguards, in each case, in material compliance with applicable Privacy and Security Requirements and consistent with prevailing industry standards.

(c) Representatives of the Company and each of its Subsidiaries who have access to Protected Information have received training (in accordance with prevailing industry standards) with respect to compliance with applicable Privacy and Security Requirements and internal policies and procedures related to the Processing of Protected Information.

(d) Since January 1, 2022, none of the Company or any of its Subsidiaries has (i) experienced any Information Privacy or Security Breach or (ii) received any written complaints, notices, or other communications alleging material non-compliance regarding the Company’s or any Subsidiary’s compliance with the Privacy and Security Requirements or Processing of Protected Information.

(e) None of (i) the execution, delivery or performance of this Agreement, (ii) the consummation of the Transaction or (iii) the Company’s or any Subsidiary’s provision to Parent of Protected Information, would reasonably be expected to result in any material violation of any Privacy and Security Requirements. The Company and each of its Subsidiaries shall continue to have at least the same rights to Process Protected Information after the Closing Date as it had before the Closing Date in all material respects.

(f) The Company and each Subsidiary have taken reasonable measures, consistent with prevailing industry standards, to secure each Company Product prior to selling, distributing, deploying or making it available and has made patches and updates to each such Company Product in accordance with prevailing industry standards. The Company and each Subsidiary have performed reasonable penetration tests and vulnerability scans, as appropriate, of Company Products and those tests and scans were conducted in accordance with prevailing industry standards. Each material vulnerability identified by any such tests or scans has been fully remediated.

(g) Since January 1, 2020, there have been no material failures, breakdowns, or other incidents materially adversely affecting Company IT Assets or components thereof or data therein that have not been fully remediated. The Company and each of its Subsidiaries maintain reasonable disaster recovery, business continuity, and incident response plans and procedures, including to provide for the back-up and recovery of Protected Information without material disruption or interruption to the conduct of the business of the Company and each Subsidiary. The Company and each Subsidiary have performed reasonable penetration tests and vulnerability scans of appropriate Company IT Assets and those tests and scans were conducted in accordance with prevailing industry standards. Each material vulnerability identified by any such tests or scans has been fully remediated.

Section 3.19. Material Contracts.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of all Material Contracts in effect as of the date of this Agreement (excluding the Government Contracts listed on Section 3.20 of the Company Disclosure Letter). For purposes of this Agreement, “Material Contract” means Contracts of the type set forth in clauses (i) through (x) of this Section 3.19(a) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) any “material contract”, as defined in Item 601(b)(10) of Regulation S-K;

(ii) (A) any material Contract pursuant to which the Company or its Subsidiaries provides goods or services to any Person which involved the payment or receipt of amounts to the Company or any of its Subsidiaries in excess of $1,000,000 in the aggregate from the same party in the 2023 calendar year, or (B) any material Contract pursuant to which the Company or its Subsidiaries acquires goods or services from any Person which involved the payment or receipt of amounts from the Company or any of its Subsidiaries in excess of $1,000,000 in the aggregate from the same party in the 2023 calendar year;

(iii) any Contract under which the Company or any of its Subsidiaries is a licensor or otherwise grants to any Person any right or interest relating to any Intellectual Property Rights, other than Intellectual Property Rights licensed to customers, vendors, suppliers, technology partners, or distributors on a non-exclusive basis in the ordinary course of business (each, a “Company Outbound IPR Contract”);

(iv) any Contract under which the Company or any of its Subsidiaries is a licensee of or is otherwise granted by any person any rights to use any Company Intellectual Property or Licensed Intellectual Property (other than Off-the-Shelf Software or for similar commercially available Software or SaaS agreements) (each, “Company Inbound IPR Contract”, and all of such Company Inbound IPR Contracts, collectively with all Company Outbound IPR Contracts, the “Company IPR Contracts”);

(v) any Contract the benefits of which will be triggered or increased, or the vesting of any of the benefits of which will be accelerated, by the consummation of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions (either alone, in connection with the previous or subsequent termination of employment or service, or in combination therewith);

(vi) any Contract relating to the acquisition, transfer, development or shared ownership of any material Intellectual Property Rights (including any joint development Contract, technical collaboration or research Contract, or similar Contract entered into by the Company or any of its Subsidiaries);

(vii) any Contract (other than a Contract under any Company Equity Plan or evidencing any Company Equity Award on the form or forms used by the Company in the ordinary course of business and made available to Parent): (A) relating to the future acquisition, issuance, voting, registration, sale or transfer of any security, other than Contracts for marketable securities held for investment purposes that represent less than two percent (2%) of the outstanding capital stock of such entity; or (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any security;

(viii) any Contract relating to the acquisition, development, sale or disposition of real property (but excluding the Real Property Leases);

(ix) any Contract (A) involving a material joint venture, strategic alliance, partnership or sharing of profits or revenue or (B) for any capital expenditure over the remaining life of such Contract in excess of $1,000,000 that is not included in the Company’s capital expenditure budget set forth in Section 3.19(a)(ix) of the Company Disclosure Letter;

(x) any Contract entered into since January 1, 2022: (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business, product line or other material assets outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $2,000,000 individually or $4,000,000 in the aggregate; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any interest, or will make an investment, other than short term investments including money market funds, bank deposits, commercial paper and other money market instruments as disclosed in the Balance Sheet or the notes thereto, or incurred in the ordinary course consistent with past practice since the date of the Company Balance Sheet, for consideration in excess of $2,000,000 individually or $4,000,000 in the aggregate, other than in another Subsidiary of the Company;

(xi) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business, product line or other material assets of the Company or any of its Subsidiaries outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) with continuing indemnification obligations of the Company or any of its Subsidiaries, or any remaining “earn out” or other contingent payment or consideration of the Company or any of its Subsidiaries that has not been substantially satisfied prior to the date of this Agreement;

(xii) any Contract containing any “standstill” or similar provisions that limit or restrict: (A) the ability of a Person to acquire any securities or assets of the Company or any of its Subsidiaries or (B) the ability of the Company or any of its Subsidiaries to acquire any securities or assets of a Person that is not the Company or any of its Subsidiaries;

(xiii) any settlement, conciliation or similar Contract arising out of an Action or threatened Action: (A) that restricts or imposes any material obligation on the Company or any of its Subsidiaries or disrupts the business of any of the Company or any of its Subsidiaries as currently conducted; or (B) would require the Company or any of its Subsidiaries to pay consideration valued at more than $100,000 following the date of this Agreement;

(xiv) any Contract that by its terms materially limits or restricts the right or ability by the Company or any of its Subsidiaries (or, by its terms, following the Closing would limit or restrict Parent or any Subsidiary of Parent (other than the Company or any of its Subsidiaries)): (A) to engage in any line of business or compete with, or provide any product or service to, any other Person or in any geographic area; (B) to acquire any product or other asset or any service from any Person, sell any product or other asset to or perform any service for any other Person, or transact business or deal in any other manner with any other Person; or (C) to develop, sell, supply, distribute, offer, support or service any product or other asset or license any Intellectual Property Right to or for any other Person;

(xv) any Contract that by its terms: (A) grants exclusive rights to market, sell or deliver any material product or service of the Company or any of its Subsidiaries; (B) contains any “most favored nation” or similar provision in favor of the counterparty for a material product or service of the Company or any of its Subsidiaries; (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to a material asset owned by the Company or any of its Subsidiaries; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements from any third party; or any Contract that, by its terms, following the Closing would grant, contain or provide, or purport to grant, contain or provide, any of the foregoing rights in respect of Parent or any Subsidiary of Parent (other than the Company or any of its Subsidiaries);

(xvi) any Contract that involves or includes, as the case may be: (A) fixed price development work with a completion criteria in excess of $1,000,000 over the remaining life of such Contract; or (B) as of December 31, 2023, an anticipated loss for the remaining life of the Contract determined in accordance with GAAP in excess of $1,000,000;

(xvii) any Bid in excess of $1,000,000 submitted by the Company or its Subsidiaries that, if awarded to the Company or its Subsidiaries, would result or would be expected to result following a period of negotiations, in a Contract contemplated by the foregoing clauses; and

(xviii) any other Contract (other than any other Material Contract), the termination or loss of which, would reasonably be expected to have or result in a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Material Contracts that are required to be listed in Section 3.19(a) of the Company Disclosure Letter or that are entered into after the date of this Agreement is or will be in full force and effect (except to the extent any of them expires in accordance with its terms), and neither the Company nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Material Contract. True and complete copies of each written Material Contract, and a summary of each oral Material Contract, listed in Section 3.19(a) of the Company Disclosure Letter (in each case, including all material substantive written modifications and amendments thereto and material substantive waivers thereunder) have been made available to Parent.

Section 3.20. Government Contracts and Bids.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all (1) the Government Contracts to which the Company or any of its Subsidiaries is a party and for which the period of performance has not expired or terminated or for which the final payment has not yet been received, in each case, that involve aggregate payments to the Company or any of its Subsidiaries that are reasonably expected to be in excess of $1,000,000 (each, a “Material Government Contract”), including contract number and customer, and (2) Government Bids to which the Company or any Subsidiary is a party, which has not expired and (i) for which an award has not been made, or (ii) for which an award has been made, but a Government Contract has not yet been executed for such Government Bid, and in each case which, if the resulting Government Contract is awarded to the Company or Subsidiary, as applicable, is expected to result in annual revenue in excess of $500,000. To the knowledge of the Company, each Material Government Contract was legally awarded to the Company or its applicable Subsidiary party thereto. To the knowledge of the Company, each Material Government Contract is valid, binding and in full force and effect and enforceable against the Company or its applicable Subsidiary in accordance with its terms.

(b) To the knowledge of the Company: (i) Neither the Company nor any of its Subsidiaries is in material breach of or default under any Government Contract, and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default by the Company or any of its Subsidiaries; (ii) the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws, including the Federal Acquisition Regulation (“FAR”) (Title 48 of the Code of Federal Regulations (“C.F.R.”) and all applicable agency supplements, Cost Accounting Standards (48 C.F.R. Parts 30 and 9904), Service Contract Labor Standards, including requirements for paying applicable wage rate and fringe benefit rates (48 C.F.R. Subpart 22.10), the Truth in Negotiations Act (now codified at 41 U.S.C. §§ 3501-3508, Truthful Cost or Pricing Data; 10 U.S.C. §§ 3701-3708), the Anti-Kickback Act (now codified at 41 U.S.C. Chapter 87, Kickbacks), and the limitations on subcontracting (FAR 52.219-14), where and as applicable to each Government Contract or Government Bid; (iii) since January 1, 2020, each representation and certification made by the Company and each of its Subsidiaries in connection with a Government Contract or Government Bid was current, accurate and complete in all material respects as of its effective date; (iv) there are no outstanding or pending claims, requests for equitable adjustment or contract disputes in excess of $500,000 arising under or relating to a

Government Contract or Government Bid; and (v) no Government Contract or Government Bid is currently the subject of any bid protest before any Governmental Entity.

(c) Since January 1, 2020 (i) neither the Company nor any of its Subsidiaries or any Principals (as defined in FAR 52.209-5) have been debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Entity, no suspension, debarment, or exclusion action has been commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective officers or employees, and there exist no circumstances that require the Company or any of its Subsidiaries to answer any of the questions in FAR 52.209-5 in the affirmative; (ii) no Governmental Entity under a Government Contract has notified the Company of any breach or violation of any applicable Law or of any certification, representation, clause, provision or requirement of any such Government Contract; (iii) neither the Company nor any of its Subsidiaries has received any written notice of termination for default, cure notice or show cause notice pertaining to any Current Government Contract; (iv) neither the Company nor any of its Subsidiaries has received any written notice of any audits or investigations by any Governmental Entity with respect to a Government Contract or Government Bid (other than in the ordinary course of business, including routine audits by the Defense Contract Audit Agency, Defense Contract Management Agency, and United States Office of Federal Contract Compliance Programs); and (v) neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity or other counterparty to a Material Government Contract that the counterparty to such Material Government Contract (A) has ceased or will cease to be a customer of the Company or any of its Subsidiaries, (B) intends to terminate or materially modify (including by materially decreasing the rate or amount of services obtained from or provided to the Company or any of its Subsidiaries) any Material Government Contract, (C) intends to change the type of contracting vehicle for the services provided pursuant to such Material Government Contract in a manner that may preclude the Company or any of its Subsidiaries from continuing to provide such services or (D) seeks to convert any Material Government Contract that establishes an exclusive or single source purchasing arrangement or relationship between such counterparty and the Company or any of its Subsidiaries into a non-exclusive or multi-source arrangement or relationship; and (vi) the Company and its Subsidiaries have not made any voluntary or mandatory disclosures to any Governmental Entity with respect to any irregularity, misstatement, significant overpayment or violation of applicable Law arising under or relating to any Current Government Contract or Government Bid, nor has any violation occurred for which the Company or any of its Subsidiaries is required to make any such disclosure to a Governmental Entity under FAR Subpart 3.1003 or FAR 52.203-13.

(d) Since January 1, 2020, (i) the Company and its Subsidiaries have complied and are in compliance in all material respects with all applicable information system security requirements regarding the safeguarding of information related to Government Contracts, including but not limited to FAR 52.204-21, DFARS 252.204-7008, DFARS 252.204-7012, DFARS 252.204-7019, DFARS 252.204-7020, National Aeronautics and Space Administration (“NASA”) FAR Supplement (“NFS”) 1852.204-75, NFS 1852.204-76, and NFS 1852.223-75; and (ii) except as set forth in Section 3.20(d)

of the Company Disclosure Letter, the Company and its Subsidiaries have not experienced any cyber incident that would require reporting to the U.S. Department of Defense under DFARS 252.204-7012 or NASA under NFS 1852.223-75.

(e) Since January 1, 2020, the Company and its Subsidiaries have complied in all material respects with supply chain restrictions required by their Government Contracts, including but not limited to the prohibitions on the sale and use of covered telecommunications equipment and services, including FAR 52.204-24, FAR 52.204-25, and FAR 52.204-26. Since August 14, 2019, the Company and its Subsidiaries have not provided covered telecommunications equipment or services to the government in the performance of a Government Contract. Since August 14, 2020, Company and Subsidiaries have not used covered telecommunications equipment or services, or used any equipment, system, or service that uses covered telecommunications equipment or services. For purposes of this section, the term “covered telecommunications equipment or services” shall have the meaning prescribed in FAR clause 52.204-25. The Company and Subsidiaries have also complied in all material respects with the TikTok prohibition imposed by FAR 52.204-27 since June 2023.

(f) Section 3.20(d) of the Company Disclosure Letter sets forth all facility security clearances held by the Company or any of its Subsidiaries that the Company or its Subsidiaries are permitted by Law to disclose. The Company and each of its Subsidiaries is in compliance in all material respects with applicable national security requirements, including the NISPOM, and, to the knowledge of the Company, all applicable requirements under each Government Contract to which the Company or any of its Subsidiaries is a party relating to the safeguarding of and access to classified information. To the knowledge of the Company, no facts exist which are reasonably expected to give rise to the revocation, invalidation or suspension of any facility security clearance held by the Company or any of its Subsidiaries or any personnel security clearance held by any employee of the Company or any of its Subsidiaries. Except as set forth in Section 3.20(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received a rating less than “Satisfactory” from any DCSA inspection or audit and there has been no unauthorized disclosure of classified information by employees of the Company or any of its Subsidiaries.

Section 3.21. Opinion of Financial Advisor. The Board of Directors has received the opinion of Lincoln International LLC, as financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration (as defined in such opinion) is fair from a financial point of view to the holders of Common Stock. The Company will make available a true and complete copy of such opinion to Parent, for informational purposes only, promptly after the date of this Agreement.

Section 3.22. Brokers. No broker, investment banker, financial advisor or other Person, other than Jefferies LLC (“Jefferies”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all

Contracts or other arrangements or understandings between the Company or any of its Subsidiaries and Jefferies or any of its Affiliates relating to the Transactions.

Section 3.23. Telecommunications Licenses.

(a) Section 3.23(a) of the Company Disclosure Letter sets forth a true and complete list of all Telecommunications Licenses, and, with respect to each license, all material authorizations issued by any Telecommunications Authorizing Jurisdiction.

(b) Each Telecommunications License is in effect in accordance with its terms and has not been revoked, suspended, canceled, rescinded, terminated or expired.

(c) The Company and each of its Subsidiaries are, and have been with respect to each license, in compliance with the laws and regulations of the respective Telecommunications Authorizing Jurisdictions, the FCC Rules and the terms of the applicable Telecommunications License.

(d) The Company and each of its Subsidiaries hold all authorizations necessary to operate the Telecommunications Licenses as they are currently being operated.

(e) The Company and each of its Subsidiaries hold all Telecommunications Licenses and authorizations necessary to operate in any Telecommunications Authorizing Jurisdiction in which the Company is currently operating.

(f) There is no pending or, to the knowledge of the Company, threatened action by or before any Telecommunications Authorizing Jurisdiction or related Governmental Entity to revoke, suspend, cancel, rescind, or materially adversely modify any Telecommunications License, or to investigate or penalize the Company for failure to hold all Telecommunications Licenses and authorizations necessary to operate in any Telecommunications Authorizing Jurisdiction in which the Company is currently operating.

(g) There is no issued or outstanding, by or before any Telecommunications Authorizing Jurisdiction or related Governmental Entity, order to show cause, notice of violation, notice of apparent liability, or order of forfeiture against the Company or any of its Subsidiaries that would reasonably be likely to result in any action described in Section 3.23(f).

Article IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that, except as disclosed (i) in the manner contemplated in Section 9.04(b), in the letter, dated as of the date of this Agreement, from Parent to the Company (the “Parent Disclosure Letter”) or (ii) in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by Parent and publicly available prior to the date of this Agreement, other than disclosures in the “Risk Factors” sections thereof or other disclosure statements included therein that are cautionary, predictive or forward-looking in nature and not statements of historical fact:

Section 4.01. Organization, Standing and Power.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to enable it to perform their obligations under this Agreement.

(b) Each of Parent and Merger Sub is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02. Ownership and Operations of Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 common shares, par value $0.001 per share, of which 1,000 shares are issued and outstanding. All the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Liens.

(b) Merger Sub was formed specifically for the purpose of engaging in the Transactions. Merger Sub has conducted no operations and has no assets and no Liabilities of any nature other than those incident to its formation and pursuant to the Transactions. Since the date of its incorporation and prior to the Effective Time, Merger Sub has not carried, and will not carry, on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.03. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to which it is a party. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions have been duly authorized by the respective Boards of Directors of Parent and Merger Sub, and except for, in the case of the Merger, the adoption of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub (which adoption shall be provided by the written consent of Parent immediately following the execution of this Agreement), no other corporate action on the part of either Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the Transactions to which it is a party. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) In resolutions adopted on or prior to the date of this Agreement, the board of directors of Merger Sub has (i) approved and declared advisable this Agreement and the Transactions and (ii) resolved to recommend adoption of this Agreement to Parent, as the sole stockholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transactions.

(d) The only vote or consent of holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement and the Merger is the affirmative vote of Parent, in its capacity as the sole stockholder of Merger Sub, which adoption shall be provided by the written consent of Parent immediately following the execution of this Agreement.

Section 4.04. No Conflicts; Governmental Approvals.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions and compliance with the terms hereof will not conflict with, or result in any violation of any provision of (i) the certificate of incorporation, bylaws or comparable organizational documents of Parent or Merger Sub, (ii) any material Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets or the Parent Business is bound, or (iii) subject to the filings, consents and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or Merger Sub, other than, in the case of clause (ii) or clause (iii), any such item that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Governmental Approval is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings and approvals under the Review Laws set forth in Section 3.05(b)(i) of the Company Disclosure Letter, (ii) filings under the Securities Act and the Exchange Act as may be required in connection with the Transactions, (iii) the filing of the Certificate of Merger and any other filings or recordings required under the DGCL in connection with the Merger with the Secretary of State of the State of Delaware, (iv) compliance by Parent with the rules and regulations of the NYSE, and (v) such other Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05. Information Supplied. None of the information supplied by, or to be supplied by Parent, any of Parent’s Subsidiaries or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any other filing contemplated by Section 6.01 will, at the time each such document is filed with the SEC or any other Governmental Entity, at any time it is amended or supplemented or in the case of the Proxy Statement, at the date of mailing and at the date of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 4.06. Litigation. As of the date of this Agreement, there is no investigation or review pending (or, to the knowledge of Parent, threatened in writing) by any Governmental Entity with respect to Parent, any of Parent’s Subsidiaries (or any of Parent’s and its Subsidiaries’ respective properties), any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable, in each case, that would, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of Parent’s Subsidiaries, nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award that would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.07. Financing. Parent and Merger Sub currently have, and will have on the Closing Date, sufficient funds available (through credit arrangements or otherwise) to pay the Merger Consideration and all fees and related expenses required to be paid by Parent and the Surviving Corporation.

Section 4.08. Compliance with Trade Control Laws.

(a) Parent and Merger Sub are not Restricted Parties or acting on behalf of any Restricted Party.

(b) Parent shall not, and shall ensure Merger Sub does not, directly or indirectly, fund all or part of the payment of the Merger Consideration out of proceeds derived from criminal activity or activity or transactions in violation of, or that would otherwise cause any Person to be in violation of any Anti-Money Laundering Laws, Trade Control Laws, or the FCPA.

Article V

Covenants Relating to Conduct of Business

Section 5.01. Conduct of Business by the Company. Except (i) for matters set forth in Section 5.01 of the Company Disclosure Letter, (ii) as otherwise expressly permitted or contemplated by this Agreement, (iii) as required by applicable Law or (iv) as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct the

Company Business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve the Company Business substantially intact, maintain all material Governmental Approvals of the Company Business and keep relationships with customers, suppliers, licensors, licensees, distributors and others having significant business dealings with the Company Business, in each case, consistent with past practice. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted or contemplated by this Agreement or required by applicable Law, from the date hereof to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) in the case of the Company and each of its Subsidiaries (i) declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock or other equity interests, (ii) split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any shares of capital stock or other equity interests or any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, or (iii) purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of capital stock or other equity interests (other than the acquisition of shares of Common Stock from a holder of a Company Equity Award outstanding as of the date hereof in satisfaction of withholding obligations upon the settlement of such award, in each case in accordance with the terms and conditions of such award as of the date hereof);

(b) in the case of the Company and each of its Subsidiaries (i) issue, deliver, sell, or grant (A) any of its shares of capital stock or other equity interests, or (B) any voting or nonvoting debt, Company Securities, option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other security; (ii) authorize the issuance of or grant any Company Equity Awards, or (iii) issue, deliver, sell or grant any shares of capital stock or other equity interests in the Company or any Subsidiary of the Company, other than the issuance of Common Stock upon the exercise of Company Options or in connection with the settlement of Company RSUs, in each case, outstanding on the date hereof and in accordance with its terms as of the date hereof;

(c) in the case of the Company or any of its Subsidiaries, amend its certificate or articles of incorporation or bylaws or comparable organizational documents;

(d) acquire or dispose of, including by entering into, modifying or terminating any Real Property Lease with respect to, any material interests in real property owned or leased by the Company or any Subsidiary of the Company or otherwise used in the conduct of the Company Business, except for (i) the expiration of any Real Property Lease in accordance with the terms of such Contract, and (ii)_ the renewal of any Real Property Lease that by its terms is scheduled to expire prior to the Effective Time, and (iii) amending any Real Property Lease in a manner that is not economically adverse to the Company in any material respect;

(e) with respect to the Company or any of its Subsidiaries, acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any partnership, corporation, joint venture, limited liability entity or other business organization or division thereof or any other Person, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts;

(f) make any capital expenditure or incur any obligation or Liability in respect thereof in excess of 120% of the amount budgeted for such expenditure in the Company’s capital expenditure budget as set forth in Section 3.19(a)(ix) of the Company Disclosure Letter; provided that such excess amounts shall not, in the aggregate, exceed $1,000,000;

(g) incur or commit to incur any expenditures in respect of independent research and development of products, systems or services other than in an amount such that the indirect rates do not exceed the forward pricing rate proposal or agreement currently in place with the applicable Governmental Entity;

(h) enter into any new line of business outside of the businesses of the Company or its Subsidiaries as of the date of this Agreement;

(i) approve, adopt, amend or waive any rights under any stockholder rights plan or “poison pill” arrangement;

(j) cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any material insurance policy, other than the renewal of existing insurance policies or entering into comparable substitute policies therefor in the ordinary course of business;

(k) sell or otherwise dispose of, (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets (other than, for the avoidance of doubt, sales or dispositions of inventory, supplies, materials or products or other assets in the ordinary course of business, pursuant to existing Contracts or obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Company Business);

(l) except to the extent required under any Company Benefit Plan made available to Parent prior to the date hereof (or any plan, program, policy, practice,

agreement or arrangement that would be a Company Benefit Plan if it was in existence on the date of this Agreement, solely to the extent permitted to be adopted following the date hereof pursuant to the restrictions set forth in this Agreement) or as required to ensure that any Company Benefit Plan made available to Parent prior to and in effect on the date hereof is not then out of compliance with applicable Law, (i) increase or make any commitment to increase the compensation or benefits of any Company Employee or other individual service provider (or make any general uniform increase in the compensation of Company Employees or service providers), (ii) grant or pay any bonus, incentive (whether cash or equity-based), retention, change in control, transaction, severance, termination pay, or similar compensation or benefits to, or increase in any manner the bonus, incentive, retention, change in control, transaction, severance, termination pay, or similar compensation or benefits of, any Company Employee or other individual service provider, (iii) establish, adopt, enter into, amend or terminate any Company Benefit Plan (or any plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it was in existence on the date of this Agreement), other than in the ordinary course of business and consistent with past practices in connection with the annual renewal of Company Benefit Plans that are group health or welfare plans, (iv) enter into any trust, annuity or insurance Contract or similar agreement or take any other action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (v) take any action to accelerate the time of payment or vesting of, or amend or otherwise modify the terms of any Company Equity Awards or any compensation, benefits or funding obligations under any Company Benefit Plan, Company Equity Plan, or otherwise, or (vi) make any material determination under any Company Benefit Plan that is inconsistent with the ordinary course of business or past practice, (vii) hire or terminate (other than for cause) (A) any officer or (B) any employee or other service provider with annual base compensation in excess of $200,000 or (viii) implement any broad-based reduction in force;

(m) (A) incur any Indebtedness, guarantee or otherwise become contingently liable for any Indebtedness of another, except for (i) indebtedness that is incurred in the ordinary course of business (including, but not limited to, ordinary course equipment financing) and (ii) foreign currency hedging arrangements on customary commercial terms entered into in the ordinary course of business and not for speculation or (B) permit any of its material assets (including real property) to become subject to any Liens, except for Permitted Liens that do not individually or in the aggregate, materially and adversely affect the value or use of such property for its current and anticipated purposes;

(n) make any loan, advance or capital contribution to, or investment in, any Person (other than a Subsidiary of the Company), in each case other than in the ordinary course of business consistent with past practice and in an aggregate amount not in excess of $250,000;

(o) make any material change in its tax accounting or financial accounting methods, principles and practices in effect on the date of the Balance

Sheet, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(p) other than in the ordinary course of business and consistent with past practice, or as required by applicable law, make any material Tax election inconsistent with past practice (or allow any material Tax election previously made to expire) or, subject to paragraph (q) below, file any income or other material Tax Return;

(q) file any amended income or other material Tax Return, fail to timely file any material Tax Return required to be filed or pay any material Tax that is due or payable, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), settle or compromise any material Tax liability or refund, consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, request any ruling or similar guidance with respect to Taxes from a Governmental Entity, or enter into any power of attorney with respect to Taxes that will not terminate as of or before the Closing Date;

(r) file or institute a bankruptcy, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than among wholly owned Subsidiaries of the Company);

(s) terminate or amend in any material respect any Material Contract or other than in the ordinary course of business consistent with past practice, enter into or submit a Bid for any Contract that would be a Material Contract;

(t) commence or settle any Action;

(u) (i) abandon, cancel, dedicate to the public, sell, assign, license or sublicense or grant any security interest in (except as permitted under this Agreement), to or under any Company Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees, to maintain and protect their or its interest in the Company Registered Intellectual Property; (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company Intellectual Property, Company Product or Company Owned Software, except non-exclusive licenses granted in the ordinary course of the Company Business consistent with past practice; (iii) disclose or otherwise make available any confidential information, trade secrets or other proprietary information to any Person, unless such Person is subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, or (iv) fail to notify Parent promptly of any infringement, misappropriation or other violation of or conflict with any Company Intellectual Property, Company Product or Company Software of which the Company or any of its Subsidiaries becomes aware; or

(v) fail to comply with any applicable Law in any material respect, including the Securities Act, the Exchange Act and the rules and regulations of the SEC and the NYSE;

(w) take any of the actions set forth in Section 5.01(w) of the Company Disclosure Letter;

(x) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 5.02. No Control of Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company Business prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

Section 5.03. Open Source Audit and Remediation. Promptly following the date of this Agreement, the Company shall engage a reputable service provider mutually agreed with Parent to perform an audit of Company Products to determine uses of, and licenses applicable to, Open Source Software (the “Open Source Audit”). Promptly following the Company’s receipt of the results of the Open Source Audit (a copy of which the Company shall promptly provide to Parent), the Company and Parent shall work together in good faith to remediate the risks identified by the Open Source Audit (As soon as reasonably practicable following the receipt of the results of the Open Source Audit, the Company and Parent shall determine (subject to mutual agreement) which of the risks identified by the Open Source Audit shall be remediated by the Company prior to the Closing, with the balance of the issues to be remediated post-Closing.

Section 5.04. Invention Assignment Agreements. The Company shall provide executed assignments and licenses of Intellectual Property Rights, and related waivers and releases, in a form acceptable to Parent from each current Company Associate (and shall exercise reasonable efforts to provide such assignments for former Company Associates) who developed any Company Product, or any material Intellectual Property Rights that relate to the Company Business, and who Parent determines in its reasonable discretion has not previously completely and irrevocably: (i) assigned to the Company all of their rights in such Company Products and Intellectual Property Rights, or (ii) waived all of their rights to additional compensation (including royalties) for such Company Products and material Intellectual Property Rights.

Article VI

Additional Agreements

Section 6.01. Proxy Statement. (a) As promptly as reasonably practicable after the execution of this Agreement, subject to the receipt from Parent and Merger Sub of the information described in this clause (a), and in any event no later than fifteen (15) Business Days from the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the preliminary Proxy Statement, which shall, subject to Section 6.10, include the Company Board Recommendation that the Company’s stockholders approve the adoption of this Agreement and approve the Merger. The Company shall consult with Parent and provide Parent and its counsel a reasonable opportunity to review and comment on the preliminary Proxy Statement and the definitive Proxy Statement, and any amendment or supplement thereto and any additional soliciting material in connection therewith, and to review and comment on any comments (whether written or oral) of the SEC or its staff on the Proxy Statement, including any information required by the Exchange Act and all rules and regulations thereunder, and shall reasonably consider in good faith all comments reasonably proposed by Parent, prior to the filing thereof. Parent and Merger Sub shall, as promptly as reasonably practicable, furnish to the Company any and all information relating to Parent, Merger Sub and their respective Affiliates that is required or reasonably requested by the Company to be included in the Proxy Statement, including any information required by the Exchange Act and the rules and regulations thereunder. The Company shall seek Parent’s consent prior to including any information relating to Parent, Merger Sub or their respective Affiliates in the Proxy Statement not directly furnished by Parent or Merger Sub. The Company shall cause the Proxy Statement to comply in all material respects with all applicable rules and regulations of the SEC and all other applicable Laws. If, prior to the expiration of the ten (10)-day waiting period provided in Rule 14a-6 under the Exchange Act, the Company does not receive either comments from the SEC (whether written or oral) on the preliminary Proxy Statement or notice from the SEC that it will review the preliminary Proxy Statement, then the Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable, and in no event later than four (4) Business Days, after the expiration of such waiting period. The Company shall (i) promptly notify Parent and its legal counsel after notification from the SEC that it will review the preliminary Proxy Statement and (ii) upon receipt of any comments, whether written or oral, from the SEC or its staff with respect to the Proxy Statement or any amendment or supplement thereto or any additional soliciting material in connection therewith, promptly provide Parent and its legal counsel with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or any amendment or supplement thereto, (iii) to the extent reasonably practicable, permit Parent and its legal counsel to participate in all communications with the SEC (including all meetings and telephone conferences with the staff of the SEC) relating to the Proxy Statement or any amendment or supplement thereto, and (iv) respond promptly to any such comments from the SEC. If the SEC reviews the preliminary Proxy Statement, the Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable, and in no event later than four (4) Business Days, after the SEC notifies the Company that the SEC has no further comments on the Proxy Statement. If the Company becomes aware of any information that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, so that the Proxy Statement complies with all applicable rules and regulations of the SEC and all other applicable Laws, then the Company shall promptly inform Parent thereof and shall promptly file such amendment or supplement with the SEC and, to the extent required by applicable Law, mail such amendment or supplement to the Company’s stockholders. All SEC filing and other fees and charges incurred in connection with the Proxy Statement and any other filings or reports required to be made under this Section 6.01 in connection with the Transactions shall be borne equally by the Company and Parent.

Section 6.02. Stockholders’ Meeting. The Company shall, as promptly as reasonably practicable after the date of the Agreement take all action necessary under all applicable Laws to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval. The Company shall not change the record date without the prior written consent of Parent (unless required by applicable Law). The Company shall use its reasonable best efforts to (i) hold the Stockholders’ Meeting as soon as reasonably practicable after, but in no event later than thirty-five (35) days after the commencement of the mailing of the Proxy Statement to Company stockholders and (ii) subject to Section 6.10, solicit the Stockholder Approval. The Company shall ensure that all proxies solicited by or on behalf of the Company in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws. The Company shall, through its Board of Directors, recommend to its stockholders that they adopt this Agreement and approve the Merger and shall include the Company Board Recommendation in the Proxy Statement, except to the extent that the Board of Directors shall have made an Adverse Recommendation Change, as permitted by and subject to the terms and conditions of Section 6.10. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not postpone or adjourn the Stockholders’ Meeting without the consent of Parent; provided, that, without Parent’s consent, the Company may adjourn, recess or postpone the Stockholders’ Meeting after consultation with Parent, (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders’ Meeting or any adjournment or postponement thereof, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, or (iii) if, as of the time for which the Stockholders’ Meeting or any adjournment or postponement thereof is to be convened there are insufficient shares of the Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting, or there are not sufficient affirmative votes (either in person or by proxy) to obtain Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining such a quorum or such sufficient affirmative votes necessary to obtain the Stockholder Approval; provided, further, that any such postponement or adjournment and the date, time and place of the postponed or adjourned meeting shall be announced at the Stockholders’ Meeting so as, to the maximum extent permitted by Delaware Law, not to require a change in the record date for the Stockholders’ Meeting and, unless consented to by Parent, (x) any such postponement or adjournment shall be for a period of no more than ten (10) Business Days each and (y) the Company shall only be permitted to effect up to two (2) such postponements or adjournments pursuant to this clause (iii); and, provided, further, that, if requested by Parent, the Company shall, subject to applicable Law and the fiduciary duties of the Board of Directors, effect a postponement or adjournment of the Stockholders’ Meeting under the circumstances contemplated by this clause (iii) for a period of up to ten (10) Business Days each (provided, that Parent shall only be entitled to make up to two (2) such requests, and no such request by Parent for a postponement or adjournment shall be permitted if it would require a change in the record date for the Stockholders’ Meeting). The Company shall use its reasonable best efforts during any postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable.

Section 6.03. Access to Information; Confidentiality. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable written notice, the Company shall, and shall cause its Subsidiaries to, subject to applicable Law, afford to Parent and Merger Sub and to their Representatives reasonable access during normal business hours to (i) the Company’s and the Company’s Subsidiaries’ directors, officers, employees and consultants and (ii) the Company’s and the Company’s Subsidiaries’ properties, systems, Contracts and Records; provided, that (A) no Person shall be required to provide access of the type contemplated by this Section 6.03 if such access would unreasonably disrupt the normal operations of the Company and the Company’s Subsidiaries and (B) access under this Section 6.03 shall not include the right to conduct subsurface, invasive or environmental sampling or testing, including with respect to building materials. Notwithstanding anything to the contrary in this Section 6.03, no Person shall be required to provide access to information of the type described in clause (ii) of the immediately preceding sentence if such disclosure of such information is legally or contractually prohibited or would result in the loss of attorney client privilege; provided that the parties shall use commercially reasonable efforts to allow for such access to such information in a manner that does not violate any such contractual prohibition or does not jeopardize such attorney-client privilege or violate applicable Law. All information exchanged pursuant to this Section 6.03, as well as all information provided to Parent pursuant to Section 6.10, shall be held by the parties as Evaluation Material, as such term is defined in the letter agreement, dated as of November 15, 2023, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and shall be subject to the Confidentiality Agreement.

Section 6.04. Required Efforts.

(a) On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to consummate and make effective, in the most expeditious manner practicable, the Transactions, and to assist and cooperate with the other parties hereto in doing so, including using reasonable best efforts in (i) obtaining all necessary or advisable Governmental Approvals and making all necessary or advisable registrations and filings (including filings with Governmental Entities, such as notices required pursuant to FAR 52.215-19, FAR 52.219-28,13 C.F.R. 121.404, and 32 C.F.R. 117.8(c)) and taking all reasonable steps to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary or advisable Consents, and (iii) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, other than, in the case of each of clauses (i) through (iii), with respect to registrations, filings and other Governmental Approvals relating to Review Laws, which are the subject of Section 6.04(b) and Section 6.04(c). In connection with and without limiting the foregoing, Parent and the Company shall use reasonable best efforts to (A) ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, use reasonable best efforts to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement. Each of the parties hereto shall keep the other parties hereto reasonably informed of its progress in obtaining any necessary or advisable Consents and Governmental Approvals pursuant to this Section 6.04(a).

(b) Each of the parties hereto shall use reasonable best efforts to (i) make all appropriate filings or notifications under any antitrust, competition or pre-merger notification, trade regulation Law, regulation or order, or any Laws that are designed to regulate transactions involving foreign investments, including any Laws that provide for review of national security matters, in each case of any jurisdiction (collectively, “Review Laws,” which, for the avoidance of doubt, shall include the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, and the Federal Trade Commission Act, as amended, and any other U.S. or state antitrust law regardless of whether the Transactions are reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) with respect to the Transactions as promptly as reasonably practicable, and, with respect to the Review Laws identified on Section 6.04(b) of the Company Disclosure Letter, in any event within fifteen (15) Business Days after the date hereof, including any such filings that are filed in jurisdictions where filing a draft application is customary practice; (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to any applicable Review Law; and (iii) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Review Laws and to obtain all Governmental Approvals under any Review Laws by or from any Governmental Entity with competent jurisdiction (including securing any non-action from the United States Department of Justice, Antitrust Division or the Federal Trade Commission), so as to enable the parties hereto to consummate and make effective, in the most expeditious manner practicable, the Transactions. Parent shall pay all filing fees and other charges incurred by the Company and Parent in connection with any filings, notifications or reports required to be made under any Review Laws in connection with the Transactions.

(c) Each of Parent and the Company shall (i) cooperate in all respects with each other in connection with any filing or submission and any investigation or other inquiry, including any proceeding initiated by a private party, and in connection with resolving any such investigation or inquiry with respect to any such filing or the Transaction, (ii) not extend any waiting or suspension period under any applicable Review Laws or enter into any agreement with any Governmental Entity not to consummate the Transactions, unless Parent, in its good faith judgment, determines (after consulting in advance with the Company and in good faith taking the Company’s and its outside counsel’s views into account) that taking such action would materially enhance the likelihood of obtaining any necessary Government Approvals, (iii) respond as promptly as practicable to any applicable inquiries or requests received from any Governmental Entity for additional information or documentation, (iv) promptly make any applicable further filings or information submissions pursuant thereto that may be necessary or advisable, and (v) promptly make any requisite filings or submissions required under any applicable Review Laws. Each of Parent and the Company shall (A) promptly notify the other party of any written or oral communication to that party or its Affiliates from any Governmental Entity and provide a copy of such communication (if written) or a summary of such communication (if such communication was provided orally), (B) subject to applicable Law, permit the other party to review in advance any proposed written communication, in each case relating to any of the foregoing, (C) subject to applicable Law, consult and cooperate with the other party, including permitting the other party to review and comment in advance, on any communication, written or otherwise, given by it to any Governmental Entity or a private party regarding the Transactions, (D) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate, and (E) to the extent permitted under applicable Law, furnish the other party with copies of all correspondence, filings and written communications between such party and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity on the other hand, with respect to this Agreement and the Transactions (unless the furnishing of such information (1) would violate the provisions of any applicable Law or any confidentiality agreement or is otherwise prohibited by the relevant Governmental Entity, (2) would cause the loss of the attorney-client privilege or work product privilege with respect thereto, or (3) concerns the valuation of the Company or information concerning the sale process, or proposals from third parties with respect thereto; provided that each such party shall use reasonable best efforts to promptly communicate to the other party the substance of any such correspondence, filing or communication, whether by (i) redacting parts of such correspondence, filing or communication so that such correspondence, filing or communication would not violate applicable Law or cause the loss of the attorney-client privilege with respect thereto or (ii) designating any competitively sensitive materials provided under this Section 6.04 as “outside counsel only”). Without limiting the foregoing, the parties hereto shall not make any filings, submissions or communications to any Governmental Entity without first providing a written copy of such filing, submission or communication to the other party (or as appropriate to the party’s outside counsel) and allowing the other party a reasonable review period to provide comments on such filing, submission or communication prior to submission. The parties hereto covenant and agree to incorporate all reasonable comments of the other party (or as appropriate the party’s outside counsel) with respect to such filings, submissions and communications prior to delivery of the same to any Governmental Entity.

(d) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in no event shall Parent nor any of its Affiliates be required to (i) propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or businesses of Parent or any of Parent’s Affiliates, (ii) terminate, change, modify, withdraw or transfer any agreements or Contracts, (iii) defend against any Actions challenging this Agreement or the consummation of the Transactions or (iv) otherwise take any action that limits the freedom of action with respect to, or Parent’s ability to retain any of the businesses, contractors or assets of Parent or Parent’s Affiliates.

(e) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Parent shall have the unilateral right to determine whether or not the parties hereto will litigate to oppose any enforcement action with any Governmental Entities challenging the Transactions as violative of any Review Laws; provided, that if Parent determines to litigate under this Section 6.04(e), the Company shall, and shall cause its Subsidiaries to (as applicable), reasonably cooperate with Parent in good faith in connection with the foregoing.

(f) The Company will fully cooperate with Parent in preparing and filing with the State Department’s Directorate of Defense Trade Controls (“DDTC”) any notifications required under Section 122.4 of the International Traffic in Arms Regulations (“ITAR”) and any license amendments, general correspondence or other filings required to amend or otherwise update licenses previously issued to the Company under Trade Control Laws. The content and timing of any such submissions shall be at the mutual agreement of Parent and the Company. If determined to be necessary by Parent, within five (5) days after the Closing, Parent will, and Parent will cause the Company to, promptly prepare and file with DDTC notifications under Section 122.4(a) of the ITAR.

(g) The Company and each of its Subsidiaries shall provide DCSA with timely notice of the Transactions as required by the NISPOM.

Section 6.05. Employee Matters.

(a) Prior to the Effective Time, the Board of Directors (or if appropriate, any committee of the Board of Directors administering the Company Equity Plan) shall adopt such resolutions or take such other actions as may be necessary or desirable to (i) effectuate the treatment of the Company Options and Company RSUs (the “Company Equity Awards”) pursuant to Section 2.03 and (ii) terminate the Company Equity Plan as of the Effective Time.

(b) Parent agrees that, for at least the 12-month period following the Closing Date, Parent shall provide, or shall cause to be provided, to each employee of the Company or any of its Subsidiaries who is employed by the Company or any of its

Subsidiaries as of immediately prior to the Effective Time (the “Continuing Employees”), (i) at least the same base salary or wages provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash incentive opportunities that are no less favorable, in the aggregate, than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time (excluding, for purposes of clauses (i)-(iii), any equity-based incentive, long-term incentive, retention, change in control, transaction, or similar compensation, one-time or special benefits or arrangements, defined benefit pension benefits, nonqualified deferred compensation, and post-employment health and welfare benefits). For the avoidance of doubt, Parent shall not be prohibited by this Section 6.05(b) from terminating the employment of or changing or modifying the terms and conditions of employment for any Continuing Employee following the Closing Date.

(c) For purposes of any employee benefit plans maintained by Parent or any of its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”) that provide group health benefits, Parent shall, or shall cause its applicable Subsidiary to, use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans, to the same extent that such pre-existing conditions, exclusions and waiting periods would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such New Plan; and (ii) provide each Continuing Employee and his or her eligible dependents under any New Plan with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding Company Benefit Plan ending on the date such Continuing Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan. In addition, for purposes of any New Plan in which Continuing Employees are eligible to participate, Parent shall, or shall cause its applicable Subsidiary to, use commercially reasonable efforts to recognize all service of the Continuing Employees with the Company and any of its Subsidiaries (and any predecessors or affiliates thereof), to the same extent that such service was recognized under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such New Plan, for purposes of eligibility, vesting, and solely for severance and paid time off, level of benefits (but not for vesting of equity-based incentives, benefit accruals under any defined benefit pension plan, or eligibility for any retiree health or welfare benefit) in any New Plan in which such employees may be eligible to participate after the Effective Time; provided, however, that the foregoing clause shall not apply to the extent it would result in duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 6.05(a), for the performance year that includes the Closing Date, to the extent accrued in the Company’s

Financial Statements, Parent shall, or shall cause the Surviving Corporation to, pay such annual cash incentive bonuses following the Closing Date under the terms of the Company Benefit Plans set forth on Section 6.05(d) of the Company Disclosure Letter in the ordinary course of business consistent with past practice.

(e) Parent and the Company shall take the actions described in Section 6.05(e) of the Company Disclosure Letter.

(f) Prior to the Effective Time, none of the Company, any of its Subsidiaries or any of their respective Affiliates shall communicate in writing or in broad-based oral communications with the Company Employees regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by any of the Transactions (whether alone or in combination with additional events), including the matters described in this Section 6.05, without the prior review and comment by Parent, which comments shall be implemented in good faith.

(g) The provisions of this Section 6.05 are solely for the benefit of the parties to this Agreement. No Company Employee or any other Person shall be a third-party beneficiary of this Agreement, and nothing herein shall be, or shall be construed as, an amendment to any Company Benefit Plan, New Plan or other compensation or benefit plan or arrangement for any purpose. Without limiting the generality of the foregoing, nothing contained in this Agreement shall obligate Parent, the Company, or any of their respective Subsidiaries or Affiliates to (i) maintain any particular employee benefit plan or (ii) retain the employment or services of any Company Employee or independent contractor or other Person.

Section 6.06. Indemnification, Advancement and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a present or former director, officer or employee of the Company or any of its Subsidiaries (each, an “Indemnified Person”) as provided in the certificate of incorporation of the Company, the bylaws of the Company, the organizational documents of any Subsidiary of the Company or any indemnification agreement or other agreement, including any employment agreements, between such Indemnified Person and the Company or any of its Subsidiaries, each as in effect as of the date of this Agreement (the “Constituent Documents”) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(b) For six (6) years after the Effective Time, the Surviving Corporation or its Subsidiaries, as the case may be, shall indemnify and hold harmless all Indemnified Persons, in each case only and to the fullest extent (x) provided for in the Constituent Documents and (y) permitted by applicable Law, in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, to the extent based on, or arising out of, or pertaining to (i) the fact that the Indemnified Person is or was a director (including in a capacity as a member of any board committee), officer or employee of the Company or any of its Subsidiaries or any of their respective predecessors (including any action or omission relating to this Agreement or the Transactions), whether in any case asserted or arising before, on or after the Effective Time, against any losses, claims, damages, liabilities, costs, expenses (including paying reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Law upon receipt of any undertaking required by Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification or advancement of expenses could be sought by an Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Claim or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person could seek indemnification or advancement of expenses hereunder.

(c) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall, or shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), at no expense to the beneficiaries, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the Transactions) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that without consent of Parent, the Company shall not pay more than 450% of the aggregate annual premium most recently paid by the Company and its Subsidiaries prior to the date of this Agreement for its existing directors’ and officers’ liability insurance policies.

(d) If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 6.06 (including this Section 6.06(d)).

(e) The rights of each Indemnified Person under this Section 6.06 shall be in addition to any rights such Person may have under applicable Law, or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive the consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their respective heirs and legal representatives. The obligations of Parent and the Surviving Corporation under this Section 6.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

(f) Parent shall cause the Surviving Corporation to pay reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity, advancement of expenses and other obligations provided in this Section 6.06, in each case, to the extent required by and in accordance with the Constituent Documents.

(g) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Person on or prior to the sixth (6th) anniversary of the Effective Time, the provisions and benefits of this Section 6.06 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

Section 6.07. Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

Section 6.08. Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and agreement, other than any press release or other public statement that only contains information and statements that have been previously approved by the parties pursuant to this Section 6.08 or are consistent with the Proxy Statement, except as may be required by applicable Law, court process or by obligations pursuant to any rules of or listing agreement with any U.S. national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other parties before issuing any such press release or making any such public announcement. Notwithstanding the foregoing, the restrictions in this Section 6.08 shall not apply to any Company communications regarding an Acquisition Proposal or from and after an Adverse Recommendation Change, in each case, to the extent permitted by Section 6.10. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto.

Section 6.09. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as are required or may be reasonably necessary or advisable to cause any acquisitions or dispositions of Common Stock (including derivative securities with respect thereto), in each case resulting from the Transactions, by each individual who is subject to Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10. Go-Shop; Covenants Regarding Non-Solicitation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on September 13, 2024 (the “No-Shop Period Start Date”), the Company, its Subsidiaries and their respective Representatives shall have the right to (i) solicit, initiate, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) furnish to any Person any information which is reasonably requested by such Person in connection with such Person’s potentially making an Acquisition Proposal and (iii) participate or engage in discussions or negotiations with such Person regarding an Acquisition Proposal; provided, however, that (A) prior to participating or engaging in such discussions or negotiations or furnishing such information, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) the Company will provide to Parent any information relating to the Company or any of its Subsidiaries that was not previously provided or made available to Parent prior to or concurrently (and in any event within twenty-four (24) hours) with the time it is furnished to such Person. On the No-Shop Period Start Date, the Company shall (x) notify Parent in writing of the identity of each Person from whom the Company received an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, (y) provide Parent a list identifying each Excluded Party as of the No-Shop Period Start Date and (z) provide to Parent (i) copies of drafts of proposed agreements, term sheets, letters of intent or any other written terms or proposals related thereto provided to the Company or any of its Representatives (including financing commitments) and any modifications to the financial and other material terms thereof and (ii) a written summary of the material terms and conditions of any Acquisition Proposal not made in writing (including any material terms and conditions proposed orally or supplementally and any modifications to the financial and other material terms thereof). The Company shall keep Parent reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, and provide Parent with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any.

(b) On the No-Shop Period Start Date, the Company shall, and shall instruct its Representatives to, immediately cease and cause to be terminated any discussions or negotiations conducted with any Persons other than Parent, any Excluded Party (for so long as such Person or group is an Excluded Party) and each of their respective Representatives with respect to any Acquisition Proposal, including immediately revoking or withdrawing access of any Person other than Parent (and its Representatives) and any Excluded Party (and its Representatives) (for so long as such Person or group is an Excluded Party) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Subsidiaries of the Company and request the prompt return or destruction of all confidential information previously furnished to any such Person and its Representatives other than Parent (and its Representatives) and any Excluded Party (and its Representatives) (for so long as such Person or group is an Excluded Party).

(c) Except as may relate to any Excluded Party (and its Representatives) (for so long as such Person or group is an Excluded Party) in accordance with and subject to this Section 6.10, or as expressly permitted by this Section 6.10, from and after the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not (and shall not publicly propose to), nor shall it authorize or permit any of its Subsidiaries to, and shall instruct that its Representatives and Subsidiaries do not (and do not publicly propose to), and shall cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish or provide access to any other Person any non-public information for the purpose of inducing or in connection with an Acquisition Proposal or responding to an inquiry that would reasonably be expected to lead to an Acquisition Proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or similar agreement constituting or otherwise relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement. The Company shall, and shall cause its Subsidiaries to, and shall direct its and its Subsidiaries’ respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any confidentiality or similar agreement (including any non-solicitation, no hire, standstill or similar provision) to which the Company or any of its Subsidiaries is a party and shall use its reasonable best efforts to enforce each such agreement or provision at the request of Parent; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement if (A) such Person confidentially approaches the Board of Directors, (B) the Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and (C) the Company provides Parent with written notice of the Company’s intent to take such action prior to taking such action. Without limiting the foregoing, it is agreed that any breach of the restrictions set forth in this Section 6.10(c) by any Subsidiary of the Company, Representative of the Company or Representative of any of the Company’s Subsidiaries shall constitute a breach of this Section 6.10(c) by the Company.

(d) Notwithstanding anything contained in Section 6.10(c) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Stockholder Approval, the Company or any of its Representatives receives a bona fide written Acquisition Proposal from a third party, which Acquisition Proposal did not result from any breach of this Section 6.10, and if the Board of Directors or any committee thereof determines in good faith, after consultation with an outside financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and the failure to evaluate such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Acquisition Proposal and furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in private discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. In addition, the Company and its Representatives may (A) engage in communications not involving the provision of confidential information to, or substantive negotiations with, a Person solely for the purpose of clarifying or understanding the terms and conditions of any unsolicited inquiry or proposal made by such Person to determine whether such inquiry or proposal is or could reasonably be expected to lead to a Superior Proposal, and (B) inform a Person that has made an Acquisition Proposal that the Company is bound by the provisions of this Section 6.10. The parties acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 6.10(d) shall not constitute an Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.01, provided, that neither the Company nor the Board of Directors has made any public announcement to take or engage in any actions under this Section 6.10(d). For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, prior to obtaining the Stockholder Approval, the Company is permitted to engage in the activities described in this Section 6.10(d) with respect to any Excluded Party including with respect to any amended or modified Acquisition Proposal received from any Excluded Party following the No-Shop Period Start Date unless and until such Excluded Party ceases to be an Excluded Party in accordance with the definition thereof.

(e) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt by an executive officer or director of the Company) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their respective Representatives receives any (i) bona fide written Acquisition Proposal, (ii) inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any proposal or offer that is reasonably likely to lead to an Acquisition Proposal, which written notice shall disclose to Parent (x) the identity of the Person making any such Acquisition Proposal or other inquiry, request, proposal or offer and (y) include details of the terms and conditions of any such Acquisition Proposal or other inquiry, request, proposal or offer, including any subsequent material amendments thereto. The Company shall promptly (and in no event later than twenty-four (24) hours after receipt of such written Acquisition Proposal or inquiry) provide Parent with copies of any such written Acquisition Proposal or inquiry (or amendment thereto, it being understood that drafts of any acquisition agreement exchanged between the Company or any Subsidiary of the Company on the one hand (or any of their Representatives) and the other Person (or any of its Representatives) on the other hand shall constitute material amendments) setting forth the terms and conditions of such Acquisition Proposal, including any subsequent written amendments thereto and copies of written proposals and proposed agreements relating thereto. The Company will not, and will cause its Subsidiaries not to, enter into any agreement with any person that prohibits or otherwise limits the Company or any of its Subsidiaries from providing the information described in this Section 6.10 to Parent or from otherwise complying with its obligations under this Section 6.10. The Company shall keep Parent reasonably informed on a timely basis of the status and details of any such Acquisition Proposal, inquiry, request, proposal or offer (including the terms thereof) and any modifications or proposed modifications thereto and any discussions or negotiations concerning the terms and conditions thereof. With regard to any meeting of the Board of Directors at which the Board of Directors is expected to consider any Acquisition Proposal or inquiry related thereto, the Company shall provide advance notice of such meeting to Parent immediately following the time that notice is provided to the members of the Board of Directors.

(f) Except as set forth in Section 6.10(g) and Section 6.10(j), neither the Board of Directors nor any committee thereof shall (i) withhold or withdraw (or qualify or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or qualify or modify in a manner adverse to Parent), the Company Board Recommendation (an “Adverse Recommendation Change”), (ii) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal, (iii) following public disclosure of an Acquisition Proposal, fail to reaffirm the Company Board Recommendation, within seven (7) Business Days after Parent reasonably requests in writing that such recommendation or determination be reaffirmed or, if earlier, at least two (2) Business Days prior to the Stockholders’ Meeting; (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) fail to publicly announce, within ten (10) Business Days after an Acquisition Proposal structured as a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Board of Directors recommends rejection of such tender or exchange offer or take any action or make any recommendation or public statement in connection with a tender or exchange offer that is an Acquisition Proposal, other than a recommendation against such offer, or fail to recommend against any such Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act, or (vi) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.10(f) (any of the foregoing in clauses (i) through (vi), a “Triggering Event”).

(g) Prior to the time Stockholder Approval is obtained, but not after, and notwithstanding anything in Section 6.10(f) to the contrary, the Board of Directors may make an Adverse Recommendation Change if (i) the Company has received an Acquisition Proposal from any third party that did not result from a breach of this Section 6.10, (ii) such Acquisition Proposal has not been withdrawn, (iii) the Board of Directors has determined in good faith, after consultation with an outside financial advisor and its outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law. In addition, prior to the time Stockholder Approval is obtained, but not after, the Board of Directors may cause the Company to terminate this Agreement pursuant to Section 8.01(d)(ii) in order to enter into a definitive agreement with respect to a Superior Proposal if (w) the Company has received an Acquisition Proposal from any third party that did not result from a breach of Section 6.10, (x) such Acquisition Proposal has not been withdrawn, (y) the Board of Directors has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (z) the Board of Directors has determined in good faith, after consultation with an outside financial advisor and outside legal counsel, that such agreement constitutes a Superior Proposal. Notwithstanding the foregoing two sentences, the Board of Directors or any committee thereof shall not, and shall cause the Company not to, make an Adverse Recommendation Change in connection with a Superior Proposal or terminate this Agreement pursuant to Section 8.01(d)(ii) unless (1) the Company has given Parent at least three (3) Business Days’ prior written notice (the “Notice Period”) of its intention to take such action (which notice shall specify the identity of the party making such Superior Proposal and the terms thereof and shall attach the agreement and all material related documentation providing for such Superior Proposal), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such Notice Period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of the Notice Period, the Board of Directors or any committee thereof shall have considered in good faith any such binding offer from Parent, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect and (4) in the event of any change to the terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the Notice Period shall have recommenced, except that the notice period shall be at least two (2) Business Days (rather than the three (3) Business Days otherwise contemplated by clause (1) above).

(h) Nothing contained in this Section 6.10 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Rule 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated pursuant to Rule 14d-9 under the Exchange Act; provided, that nothing in the foregoing will be deemed to permit the Company or the Board of Directors (or a committee thereof) to effect an Adverse Recommendation Change other than in accordance with and to the extent permitted by Section 6.10(g) and Section 6.10(j).

(i) Notwithstanding any Adverse Recommendation Change, unless earlier terminated in accordance with Section 8.01, this Agreement and the Merger shall be submitted to the holders of the Common Stock at the Stockholders’ Meeting for the purpose of voting on the adoption of this Agreement.

(j) Anything to the contrary set forth in this Agreement notwithstanding, prior to the time Stockholder Approval is obtained, the Board of Directors may, in response to an Intervening Event, make an Adverse Recommendation Change if the Board of Directors determines in good faith, after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, that an Intervening Event has occurred and that the failure of the Board of Directors to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors shall not be entitled to make such Adverse Recommendation Change (i) unless the Company shall have given Parent at least three (3) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such Adverse Recommendation Change, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) unless during such three (3) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage with Parent and its Representatives to consider amendments to the terms and conditions of this Agreement in such a manner that would permit the Board of Directors, consistent with its fiduciary duties, not to make such Adverse Recommendation Change and (iii) unless, at the end of such notice period, after taking into account any proposals irrevocably made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, that such Intervening Event remains in effect and that the failure of the Board of Directors to make such Adverse Recommendation Change would continue to be inconsistent with its fiduciary duties under applicable Law. For purposes of this Agreement, “Intervening Event” means any event, change, occurrence or development that in each case is material to the Company and its Subsidiaries, taken as a whole, and that (i) was not known and would not reasonably be expected to be known, and was not foreseen by and was not reasonably foreseeable by, the Board of Directors as of the date hereof, (ii) the material consequence of which first became known to the Company after the date hereof and prior to the Stockholder Approval, (iii) did not result from or arise out of the announcement or pendency of, or any action required to be taken (or to be refrained from being taken) pursuant to, this Agreement, (iv) does not relate to, result from or arise out of any matter described on Section 6.10(j) of the Company Disclosure Letter, and (v) does not involve or relate to an Acquisition Proposal.

Section 6.11. Sole Stockholder Approval; Parent Voting.

(a) Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall execute and deliver a written consent adopting this Agreement in accordance with the DGCL.

(b) Parent shall, and shall cause its Affiliates to, at the Stockholder Meeting, and at every adjournment or postponement thereof, and in any action by written consent of stockholders of the Company, unless otherwise directed in writing by the Company, (i) appear (in person or by proxy) at each such meeting or otherwise cause all of the Parent Securities that Parent and its Affiliates are entitled to vote to be counted as present thereat for purposes of calculating a quorum and (ii) cause all of the Parent Securities with respect to which the Parent and its Affiliates have voting rights to be voted, and shall duly execute and deliver any written consent of stockholders of the Company with respect to the Parent Securities with respect to which the Parent and its Affiliates have voting rights to be voted, in favor of: (x) the adoption of this Agreement and the approval of the Transactions; (y) any proposal to adjourn or postpone the Stockholder Meeting to a later date if there are not sufficient votes for approval; and each of the other actions contemplated by this Agreement.

Section 6.12. Transaction Litigation. Parent and the Company shall promptly notify each other of the commencement of, and any material developments with respect to, any stockholder litigation brought or shareholder demand made against Parent, the Company and/or any of their respective directors or officers relating to the Transactions (“Transaction Litigation”), including any action to perfect or enforce rights of holders of Dissenting Shares pursuant to Section 262 of the DGCL, and shall keep each other reasonably and promptly informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Transactions and the Company shall give Parent reasonable and good faith consideration to Parent’s advice with respect to such Transaction Litigation. No compromise or full or partial settlement of any claim shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.04, each of Parent and the Company shall cooperate, shall cause its Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in each case in the defense against such litigation. For purposes of this paragraph, “participate” means that the non-litigating party will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above.

Section 6.13. NYSE Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to enable the delisting by the Surviving Corporation of the Shares, the Purchase Rights and the Public Warrants from NYSE and the deregistration of the Shares, the Purchase Rights and the Public Warrants under the Exchange Act as promptly as reasonably practicable after the Effective Time, and in any event no more than fifteen (15) days after the Closing Date. The Surviving Corporation shall use its reasonable best efforts to cause the Shares, the Purchase Rights and the Public Warrants to no longer be quoted on NYSE and to be deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.14. Telecommunications and FCC Applications.

(a) License Remediation. After entering into this Agreement, if the parties determine that the Company does not hold a required Telecommunications License in violation of the laws or regulations of any Telecommunications Authorizing Jurisdiction,

the Company shall within thirty (30) business days of discovery of the missing authorization submit an application for a Telecommunications License in that Telecommunications Authorizing Jurisdiction. The Company shall bear all costs and fees to remediate the noncompliance, including penalties.

(b) FCC Applications. Within ten (10) Business Days from the date of this Agreement, the Company, Parent and Merger Sub shall jointly file applications to transfer control of the FCC Licenses. Until such time as the FCC Consent shall have been obtained, each of the parties shall supply as promptly as reasonably practicable any information and documentary materials that may be requested by the FCC and oppose any petitions to deny or other objections filed with respect to the applications to the extent such petition or objection relates to such party. On receipt of FCC Consent, the parties shall use their reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the Merger. If the Closing shall not occur for any reason within the original effective periods of the FCC Consent, the parties shall use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the Merger.

(c) Other Telecommunications Applications. Within ten (10) Business Days from the date of this Agreement, the Company, and, if necessary, Parent and Merger Sub, shall file applications to transfer control of any authorizations held in jurisdictions outside of the United States, to the extent required under the laws of the Telecommunications Authorizing Jurisdictions.

Article VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation To Effect the Transactions. The obligations of Parent and Merger Sub to effect the Merger and the obligation of the Company to effect the Merger are subject to the satisfaction (or, to the extent permitted by Law, waiver by all of the parties hereto) on or prior to the Closing Date of each of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) any Governmental Approvals under applicable Review Laws, the absence of which would prohibit the consummation of the Transactions, shall have been obtained or made;

(c) there shall not be (i) any pending investigation or any pending legal proceeding by the United States Department of Justice, Antitrust Division or the Federal Trade Commission (each a “United States Federal Antitrust Authority”) that could result in the consummation of the Transactions being restrained or prohibited or result in an order seeking to unwind the Transactions or requiring a divestiture of the Company or other relief in connection with this Agreement or the consummation of the Transactions contemplated hereby, (ii) any written communication from a United States Federal Antitrust Authority threatening a legal proceeding as described in clause (i), or (iii) any oral communication by a United States Federal Antitrust Authority to Parent and the Company threatening a legal proceeding as described in clause (i), with the understanding that, for avoidance of doubt, a communication that the United States Federal Antitrust Authority staff is recommending or has recommended a lawsuit shall be deemed a threatened legal proceeding for the purposes of this provision but a letter or statement by a United States Federal Antitrust Authority that it may continue to investigate the Transactions following closing without any indication that the authority is actively seeking information from the parties as part of an investigation shall not be deemed to be a pending investigation for purposes of this provision; and

(d) no court of competent jurisdiction or other Governmental Entity shall have issued a Judgment or enacted, entered, promulgated or enforced a Law that is still in effect (whether temporary, preliminary or permanent) and prohibits, restrains, enjoins or makes illegal the consummation of the Transactions.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or, to the extent permitted by Law, waiver by Parent and Merger Sub) on or prior to the Closing Date of each of the following conditions:

(a) (i) the representations and warranties of the Company set forth in Section 3.03(a) (Capital Structure of the Company) (first and second sentences) and Section 3.03(b) (Capital Structure of the Company) (first sentence) shall be true and correct in all respects (other than de minimis exceptions) at and as of the date of this Agreement and at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct (other than de minimis exceptions) on and as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.01 (Organization, Standing and Power), Section 3.03(a) (Capital Structure of the Company) (other than the first and second sentences), Section 3.03(a) (Capital Structure of the Company) (other than the first sentence), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.08(i) (Company Material Adverse Effect), Section 3.08(iii)(7) (Dividends) and Section 3.22 (Brokers) shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date) and (iii) all other representations and warranties of the Company set forth in Article III shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, at and as of the date of this Agreement and at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (iii), for any failure of such representations and warranties to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had or would have a Company Material Adverse Effect;

(d) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c); and

(e) approval of the Telecommunications Applications shall have been obtained.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) on or prior to the Closing Date of each of the following conditions:

(a) (i) the representations and warranties of Parent and Merger Sub set forth in Section 4.03 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, at and as of the date of this Agreement and at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (ii), for any failure to be true and correct that, individually or in the aggregate, has not had and would not have a Parent Material Adverse Effect;

(b) each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c) the Company shall have received certificates signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub, as applicable, of the conditions set forth in Section 7.03(a) and Section 7.03(b).

Article VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of each party hereto;

(b) by either Parent or the Company:

(i) if the Closing has not occurred on or before February 14, 2025 such date or such later date, if any, as is provided in the next two succeeding provisos to this Section 8.01(b)(i), (the “End Date”); provided that if the Transaction shall not have been consummated by the End Date but on that date any of the conditions set forth in Section 7.01(b), Section 7.01(c), Section 7.01(d) or Section 7.02(e) shall have not been satisfied or waived or, but all other conditions to the parties’ obligations to consummate the transactions contemplated by this Agreement set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), then Parent may extend the End Date by written notice to the Company for up to two (2) successive periods of three (3) months each; and provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the primary cause of the failure of the Closing to occur by the End Date or if such party is in breach of this Agreement at the time of such purported termination (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if the Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a vote taken at the Stockholders’ Meeting (unless such Stockholders’ Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure to obtain the Stockholder Approval at the Stockholders’ Meeting (or any adjournment or postponement thereof) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii) if any court of competent jurisdiction or other Governmental Entity shall have issued a Judgment or enacted a Law that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions, and any such Judgment or Law shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the issuance of such Judgment or the imposition of such Law (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso).

(c) by Parent:

(i) if the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (B) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, has not been cured within 30 days after receiving written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) and the basis for such termination, in each case unless Parent or Merger Sub is then in material breach of any representation, warranty or covenant contained in this Agreement;

(ii) if a Triggering Event shall have occurred

(iii) in the event of a willful or intentional material breach by the Company of Section 6.10(c);

(iv) if any litigation shall have been filed by any Governmental Entity and not withdrawn by such Governmental Entity or resolved that, if successful, would have the effect set forth in Section 7.01(d); provided, that Parent shall, within the thirty (30) day period following filing of such litigation either (x) elect to terminate this Agreement pursuant to this Section 8.01(c)(iv) by delivering written notice thereof to the Company (a “Termination Notice”), or (y) elect to defend such litigation, pursuant to Section 6.04(e), by delivering written notice thereof (a “Litigation Notice”) to the Company, whereupon Parent and the Company shall cooperate and shall use reasonable best efforts to defend against such litigation and this Agreement shall continue in force and effect subject to the terms hereof unless and until Parent thereafter delivers a Termination Notice (it being understood and agreed that Parent may deliver notice to the Company that it no longer intends to defend against such litigation and thereby terminate this Agreement pursuant to this Section 8.01(c)(iv) at any time following delivery of a Litigation Notice for so long as the applicable litigation has not been withdrawn by the Governmental Entity or resolved);

(v) if the Company or any of its Subsidiaries shall have filed or instituted a bankruptcy, reorganization, liquidation, receivership or insolvency proceeding, or made an assignment for the benefit of its creditors; or

(vi) if an Event of Default under the Bridge Note Purchase Agreement shall have occurred and continued for at least five (5) Business Days.

(d) by the Company:

(i) if Parent or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (B) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, has not been cured within 30 days after receiving written notice from the Company stating Company’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) and the basis for such termination, in each case unless the Company is then in material breach of any representation, warranty or covenant contained in this Agreement; or

(ii) at any time prior to the date the Stockholder Approval is obtained at the Stockholders’ Meeting, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.10; provided, that in order to terminate this Agreement pursuant to this Section 8.01(d)(ii) the Company shall enter into such definitive agreement and tender payment to Parent of the Termination Fee prior to or substantially concurrently with such termination pursuant to Section 8.04(a).

Section 8.02. Notice of Termination. If this Agreement is terminated pursuant to Section 8.01, written notice of such termination shall be given by the terminating party to the other party (setting forth a reasonably detailed description of the basis on which such party is terminating this Agreement).

Section 8.03. Effect of Termination. In the event of termination of this Agreement in accordance with Section 8.01, this Agreement shall forthwith become void and have no further force or effect, without any liability or obligation on the part of Parent, Merger Sub or the Company (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such party) under this Agreement, except that (i) no termination of this Agreement shall relieve the Company of its obligation to pay the Termination Fee if, as and when required pursuant to Section 8.04;

(ii) no termination of this Agreement shall relieve any party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such party) for Liability or damages resulting from fraud or material breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the last sentence of Section 6.03, Section 6.07, this Section 8.03, Section 8.04, and Article IX shall survive the termination hereof.

Section 8.04. Termination Fee.

(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $1,680,000 in cash (the “Termination Fee”) in the following circumstances:

(i) if the Company shall have terminated this Agreement pursuant to Section 8.01(d)(ii), in which case the Company shall pay the Termination Fee to Parent simultaneously with, and as a condition to the effectiveness of, such termination; provided, however, that, for purposes of this Section 8.04(a)(i), the Termination Fee shall mean $840,000 in the event the Company terminates this Agreement pursuant to Section 8.01(d)(ii) prior to the No-Shop Period Start Date;

(ii) if (A) Parent shall have terminated this Agreement pursuant to Section 8.01(c)(ii), or (B) Parent or the Company shall have terminated this Agreement pursuant to any other provision of Section 8.01 (other than Section 8.01(a)) at any time at which Parent has the right to terminate this Agreement pursuant to Section 8.01(c)(ii); in which case the Company shall pay the Termination Fee to Parent within two (2) Business Days after such termination;

(iii) if Parent or the Company shall have terminated this Agreement pursuant to Section 8.01(b)(ii) and (A) at or prior to the Stockholders’ Meeting, an Acquisition Proposal shall have been made to the Board of Directors or publicly proposed or publicly disclosed, and (B) within twelve (12) months after the date of any such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction (whether or not relating to such Acquisition Proposal) and such Acquisition Transaction is consummated, in which case the Company shall pay the Termination Fee to Parent concurrently with, and contingent upon, the consummation of the Acquisition Transaction regardless of the date of such consummation; provided, however, that, for purposes of this Section 8.04(a)(iii), all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”;

(iv) if either Parent or the Company shall have terminated this Agreement pursuant to Section 8.01(b)(i) (provided that on the date of such termination, one or more of the conditions to the parties’ obligations to consummate the Transactions set forth in Article VII have not been satisfied or waived other than any of the conditions set forth in Section 7.01(b) or Section 7.01(c) and any conditions which by their terms are to be fulfilled at the Closing, provided that any such condition would be capable of being fulfilled if the Closing were to occur on such date) or if Parent shall have terminated this Agreement pursuant to Section 8.01(c)(i) of Section 8.01(c)(iv), and (x) at or prior to such termination an Acquisition Proposal shall have been made to the Board of Directors or publicly proposed or publicly disclosed, and (y) within twelve (12) months after the date of any such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction (whether or not relating to such Acquisition Proposal) and such Acquisition Transaction is consummated, in which case the Company shall pay the Termination Fee to Parent concurrently with, and contingent upon, the consummation of the Acquisition Transaction regardless of the date of such consummation; provided, however, that, for purposes of this Section 8.04(a)(iv), all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”; or

(v) if Parent shall have terminated this Agreement pursuant to Section 8.01(c)(iii), and within twelve (12) months after the date of any such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction and such Acquisition Transaction is consummated, in which case the Company shall pay the Termination Fee to Parent concurrently with, and contingent upon, the consummation of the Acquisition Transaction regardless of the date of such consummation; provided, however, that, for purposes of this Section 8.04(a)(v), all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.

(b) Parent Regulatory Termination Fee. In the event that this Agreement is validly terminated by Parent or the Company pursuant to (i) Section 8.01(b)(i) and on the date of such termination the condition set forth in Section 7.01(b), Section 7.01(c) or Section 7.01(d) has not been satisfied or waived, but all other conditions to the parties’ obligations to consummate the transactions contemplated by this Agreement set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), or (ii) Section 8.01(c)(iv), then Parent shall pay to Company a fee of $1,680,000 (the “Parent Regulatory Termination Fee”) by wire transfer of immediately available funds, such payment to be made, in the case of such termination by Parent, simultaneously with such termination, and in the case of such termination by Company, within five (5) Business Days of such termination. The parties acknowledge and agree that the amount of the Parent Regulatory Termination Fee is reasonable considering all of the circumstances existing as of the date hereof, constitutes the Parties’ good faith estimate of the actual damages reasonably expected to result to Company from a termination of this Agreement under Sections 8.01(b)(i) and Section 8.01(c)(iv), in each case in a circumstance that results in Parent’s payment of the Parent Regulatory Termination Fee pursuant to this Section 8.4(b), and bears a reasonable relationship to, and is not grossly disproportionate to, the probable damages Company will incur in connection with a termination under Sections 8.01(b)(i) and Section 8.01(c)(iv), in each case in a circumstance that results in Parent’s payment of the Parent Regulatory Termination Fee pursuant to this Section 8.4(b). The parties agree that one of the reasons for agreeing to the Parent Regulatory Termination Fee in such circumstances is the vagaries and uncertainty of the cost of litigating the question of actual damages.

(c) Acknowledgments. Each party hereto acknowledges that the agreements contained in this Section 8.04 are an integral part of this Agreement and that, without Section 8.04(a), Parent would not have entered into this Agreement, and that, without Section 8.04(b), the Company would not have entered into this Agreement. Accordingly, if the Company or the Parent fails to promptly pay any amount due pursuant to this Section 8.04, the Company or the Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Termination Fee nor the Parent Regulatory Termination Fee, as applicable, at a rate per annum equal to the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that neither the Termination Fee or the Parent Regulatory Termination Fee shall constitute a penalty but is liquidated damages, in a reasonable amount that will compensate each party in the circumstances in which either the Termination Fee or the Parent Regulatory Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Parent’s right to receive payment from the Company of the Termination Fee pursuant to this Section 8.04 shall be the sole and exclusive remedy of the Parent in circumstances where the Termination Fee is payable pursuant to this Section 8.04 against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except, in each case, for Liability or damages resulting from fraud or from such party’s material breach of any covenant or agreement of this Agreement prior to its termination.

Section 8.05. Amendment. Subject to Section 8.06, this Agreement may be amended by the parties hereto at any time; provided, however, that after any such adoption of this Agreement by the Company’s stockholders or Merger Sub’s stockholder, no amendment to this Agreement shall be made which by applicable Law requires further approval of the stockholders of the Company or Merger Sub without the further approval of such stockholders. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.

Section 8.06. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such party’s rights.

Section 8.07. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require in the case of any of the parties hereto, action by its board of directors or the duly authorized designee of its board of directors. After the Stockholder Approval has been obtained, any amendment of this Agreement pursuant to Section 8.04 that by Law requires further approval by the stockholders of the Company shall be effective only with the approval of such stockholders.

Article IX

General Provisions

Section 9.01. Nonsurvival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, or any claim with respect thereto, shall survive the Effective Time, and no such claim may be brought by any Person after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing (including email (provided, that such email states that it is a notice delivered pursuant to this Section 9.02)) and shall be addressed to a party at the following address for such party:

(i) if to Parent or Merger Sub, to:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, MD 20817

Attention: Maryanne R. Lavan, Senior Vice President and General Counsel

Michael A. Elliott, Director, Associate General Counsel

Email: maryanne.lavan@lmco.com

michael.a.elliott@lmco.com

with a copy to:

Hogan Lovells US LLP

Columbia Square

555 Thirteenth St. NW

Washington, DC 20004

Attention: Elizabeth Donley

Email: elizabeth.donley@hoganlovells.com

(ii) if to the Company, to:

Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida 33487
Attention: James Black
Email: james.black@terranorbital.com

with a copy to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Jonathan Pavlich
Email: jpavlich@akingump.com

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 9.02. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (provided that confirmation of email receipt is obtained or no “bounce-back” or similar notice is received by the electronic mail sender within twelve (12) hours thereafter indicating that such electronic mail was undeliverable or otherwise not delivered) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt).

Section 9.03. Definitions. For purposes of this Agreement:

“2027 Warrants” means 17,253,279 warrants to purchase Shares as issued to Parent pursuant to the Convertible Note and Warrant Purchase Agreement dated October 31, 2022.

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into with the Company that is executed, delivered and effective after the execution and delivery of this Agreement containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives material non-public information of or with respect to the Company and Subsidiaries to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive of, or more favorable to, in any material respect, such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions, or otherwise prohibit the making of, or amendment or modification to, any Acquisition Proposal; provided that such confidentiality agreement shall not prohibit the Company from performing and complying with any of the provisions under Section 6.10.

“Acquisition Proposal” means any inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries) or “group,” within the meaning of Section 13(d) under the Exchange Act, whether or not subject to conditions, relating to, in a single transaction or series of related transactions, any direct or indirect Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (i) the acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors or any committee thereof), or assets comprising 15% or more of the consolidated revenues or EBITDA of the Company and its Subsidiaries, including in any such case through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) the acquisition of 15% or more of the outstanding Common Stock, (iii) a tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Common Stock, or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity. For the avoidance of doubt, the Transactions shall not be deemed an Acquisition Transaction.

“Action” means any action, suit, litigation, claim, demand, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, audit, examination or investigation commenced, brought conducted or heard by or before any court or Governmental Entity or any arbitration or mediation tribunal or panel.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Anti-Money Laundering Laws” means the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), and applicable Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements.

“Bid” means any offer, quotation or bid that, if accepted or awarded, would lead to a Contract for the sale of goods or the provision of services.

“BP Combination Warrants” means (a) 91,005 warrants to purchase Shares as issued to Beach Point SCF IV LP, (b) 138,195 warrants to purchase Shares as issued to Beach Point SCF Multi-Port LP, (c) 706,407 warrants to purchase Shares as issued to BPC Opportunities Fund III LP, (d) 262,084 warrants to purchase Shares as issued to Beach Point Select Fund LP, (e) 92,130 warrants to purchase Shares as issued to Beach Point Securitized Credit Fund LP, and (f) 92,130 warrants to purchase Shares as issued to Beach Point TX SCF LP, in each case, pursuant to the Stock and Warrant Purchase Agreement dated as of March 25, 2022 and the applicable Warrants thereunder, assigned to the warrant holders by BPC Lending II pursuant to an Assignment on April 21, 2022.

“BP Notes” means those notes issued to BPC Lending II LLC and/or its affiliates pursuant to the LM/BP Note Purchase Agreement.

“Bridge Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of the date of this Agreement, by and among the Company and the other parties thereto.

“Bridge Notes” means those notes issued pursuant to the Bridge Note Purchase Agreement.

“Business Day” means any day on which commercial banks are generally open for business in New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“CBA” means any collective bargaining agreement or any other Contract with any Union.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.

“Combination Warrants” means, collectively, the LM Combination Warrants, the BP Combination Warrants and the FP Combination Warrants.

“Communications Act” means the Communications Act of 1934.

“Company Benefit Plan” means any plan, program, policy, practice, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, retention, change in control, transaction, pension, profit sharing, savings, retirement, supplemental retirement, stock ownership, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred or phantom stock unit or other equity-based compensation, severance pay, termination pay, salary continuation, life, death benefit, health, medical, hospitalization, sick leave, vacation pay, welfare, disability or accident insurance, fringe benefit, cafeteria, reimbursement, employee loan, or other benefit plan, program, policy, practice, agreement, arrangement or understanding, including any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to the Laws of the United States) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries, or in respect of which the Company or any of its Subsidiaries has or may have any Liability (including as a result of any of its ERISA Affiliates), in each case excluding programs sponsored or maintained by a Governmental Entity.

“Company Business” means the business, operations and affairs of the Company and its Subsidiaries, taken as a whole.

“Company Convertible Notes” means the Senior Secured Convertible Notes due 2027 issued pursuant to the Convertible Note and Warrant Purchase Agreement.

“Company Employee” means any current or former director, officer, manager or employee of the Company or any of its Subsidiaries.

“Company Equity Plan” means the Terran Orbital Corporation 2021 Omnibus Incentive Plan.

“Company IT Assets” means, to the extent used or held for use in the operation of the Company’s or any Subsidiary’s business, all information technology or computer systems (including Software, hardware, equipment, databases, servers, networks, data communications lines, and telecommunications infrastructure) for the transmission, storage, maintenance, organization, presentation, generation, Processing or analysis of electronic or other data or information.

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, websites and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed or used (including through cloud-based or other third-party service providers) in the conduct of the operations of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any effect, change, condition, circumstance, event or occurrence that, individually or in the aggregate, (a) would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the Merger, or (b) has had or would reasonably be expected to have a material adverse effect on the business, assets, operations, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect under clause (a) or clause (b) has occurred or would reasonably be expected to occur: any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (2) the announcement, pendency or performance of this Agreement or the consummation of the Transactions, only to the extent resulting in an adverse impact on commercial relationships with customers, suppliers and distributors, (3) any outbreak, escalation or worsening (or de-escalation or improvement) of hostilities, including but not limited to acts of war (whether or not declared) or sabotage or terrorism, (4) volcanoes, tsunamis, epidemics, pandemics or diseases or outbreaks (including COVID-19), earthquakes, hurricanes, tornados, other natural disasters, or any acts of God (5) any action taken (or not taken) by the Company or any of its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent and Merger Sub or any of their respective Affiliates, (7) any change in the Company’s or any of its Subsidiaries’ credit ratings, (8) any decline in the market price, or change in trading volume, of the capital stock of the Company or (9) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is a Company Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Company Owned Intellectual Property” means any Intellectual Property Right in which any of the Company or its Subsidiaries has (or purports to have) an ownership interest or rights under an exclusive license, in each foregoing case, the right that includes the right to assert or enforce, in any field or territory.

“Company Owned Software” means Software and Software embedded in hardware devices owned or purported to be owned, developed or under development, by the Company or any of its Subsidiaries, in each case to the extent owned or purported to be owned by the Company.

“Company Product” means any version, release, line, package or model of any product or service, including Company Owned Software, that has been, or is currently being, designed, developed, distributed, provided, performed, licensed or sold by or on behalf of the Company or any Subsidiary in any manner (including through a hosted service or similar arrangement), in each foregoing case owned or purported owned by the Company or any of its Subsidiaries.

“Company Software” means Company Owned Software and any and all Software used, marketed, distributed, licensed, sold or otherwise made available at any time by the Company or any of its Subsidiaries (excluding Off-the-Shelf Software).

“Company Warrants” means, collectively, the Combination Warrants, 2027 Warrants, May 2023 RDO Common Warrants, May 2023 Placement Agent Warrants, September 2023 CMPO Common Warrants and September 2023 Placement Agent Warrants, it being understood that “Company Warrants” does not include the SPAC Warrants.

“Consent” means any consent, waiver or approval from, or notification requirement to, any third party.

“Contract” means any contract, agreement, note, bond, indenture, debenture, loan, guarantee, mortgage, deed of trust, lease, sublease, license, undertaking, instrument or other legally binding commitment, obligation, arrangement or understanding, whether or not in writing.

“Convertible Note and Warrant Purchase Agreement” means the Convertible Note and Warrant Purchase Agreement dated October 31, 2022, by and among the Company, the Guarantors from time to time party thereto, the Purchasers from time to time party thereto and U.S. Bank Trust Company, National Association.

“DCSA” means the Defense Counterintelligence and Security Agency.

“dollars” or “$” means lawful money of the United States of America.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, complaints, claims, potentially responsible party letters, Liens, proceedings or written notices of non-compliance, violation or liability by or from any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, governmental or third party Remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, cost recovery, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location or (ii) the violation of, or liability under, any Environmental Law.

“Environmental Laws” means all applicable Laws, Judgments, legally binding agreements and Environmental Permits relating to pollution, natural resources, protection or restoration of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or, as it relates to exposure to Hazardous Materials, human health or safety, or relating to the generation, production, use, handling, labeling, disposal, recycling, removal, recovery, remediation, reporting, management, storage, treatment, transportation, Release or threatened Release of Hazardous Substances.

“Environmental Permit” means any Governmental Approval pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event of Default” has the meaning set forth in the Bridge Note Purchase Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Board of Directors has determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a Superior Offer and the failure to evaluate such Acquisition Proposal would be inconsistent with the Board of Directors’ fiduciary duties under applicable Law; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) upon the earliest to occur of the following: (A) the negotiations between the Company and the Excluded Party with respect to the Acquisition Proposal that resulted in such Excluded Party becoming an Excluded Party shall have been terminated, (B) such Acquisition Proposal submitted by such Person prior to the start of the No-Shop Period Start Date is withdrawn or (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Acquisition Proposal) or (C) such Acquisition Proposal, in the good faith determination of the Board of Directors (after consultation with its outside counsel and its financial advisor), no longer is or would reasonably be expected to lead to a Superior Offer.

“FCC” means the U.S. Federal Communications Commission.

“FCC Applications” means those applications required to be filed with the FCC to obtain the approvals of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transaction contemplated by this Agreement.

“FCC Consent” means the grant by the FCC of the FCC Applications.

“FCC Licenses” means authorizations to conduct radiofrequency communications within, into, or from the United States.

“FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FP Combination Warrants” means 8,291,704 warrants to purchase Shares as issued to FP Credit Partners II, L.P and FP Credit Partners Phoenix II pursuant to the Stock and Warrant Purchase Agreement and the Warrants thereunder issued to FP Credit Partners II, L.P and FP Credit Partners Phoenix II on March 25, 2022, as amended.

“FP Note Purchase Agreement” means the Note Purchase Agreement, dated November 24, 2021, by and among Terran Orbital Operating Corporation, as Issuer, the Guarantors party thereto, the Purchasers from time to time party thereto and Wilmington Savings Fund Society, FSB, as Agent, as amended.

“FP Notes” means those notes issued pursuant to the FP Note Purchase Agreement.

“GAAP” means generally accepted accounting principles in effect in the United States at the relevant time.

“Government Bid” means any Bid with respect to a Government Contract.

“Government Contract” means any prime contract, subcontract, joint venture, teaming agreement, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement, or other commitment or funding vehicle between Parent or the Company and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b).

“Governmental Approval” means any consent, approval, license, permit, identification number, franchise, order, exemption, clearance, waiver, variance or authorization to be issued by or obtained from, or registration, declaration or filing to be made with, any Governmental Entity.

“Governmental Entity” means any government, court of competent jurisdiction, regulatory or administrative agency, commission or other governmental authority or instrumentality or subdivision thereof, whether Federal, state, local, domestic, foreign or multinational.

“Hazardous Materials” means (i) any petroleum or petroleum products (or any fraction thereof), radioactive materials or wastes, asbestos or asbestos-containing materials, urea formaldehyde foam insulation, per-and polyfluoroalkyl substances (“PFAS”), 1,4-dioxane and polychlorinated biphenyls, and (ii) any other substance, material or waste that is listed or defined as hazardous or toxic or that is otherwise listed, defined or regulated, or that forms the basis of liability under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (other than extensions of trade credit to customers of such Person and its Subsidiaries in the ordinary course of business consistent with past practice), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such

Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Information Privacy or Security Breach” means any material unauthorized access, acquisition, loss, corruption, or Processing of Protected Information held by or on behalf of the Company or any of its Subsidiaries or any material unauthorized access to or use or acquisition of any Company IT Assets or Company Software.

“Intellectual Property Rights” means all intellectual property rights arising out of the laws of the United States or any other jurisdiction worldwide with respect to any of the following (whether or not embodied in any tangible form and whether or not registered or unregistered): Registered Intellectual Property, trademarks, trade names, brand names, service marks, certification marks, domain names, logos, slogans, trade styles, trade dress and other indicia of origin and all goodwill associated with or symbolized by any of the foregoing, copyrights, copyrightable works and other works of authorship, trade secrets, know-how, processes, methods, designs, plans, specifications, data and databases, inventions and discoveries (whether or not patentable and reduced to practice), improvements, confidential or proprietary information, customer data, business or marketing plans, Software, and all other intellectual or industrial property or proprietary rights with respect to any of the foregoing.

“Intralinks Virtual Dataroom” means the virtual datarooms created by Intralinks, Inc. for the purposes of providing due diligence materials in connection with the transactions contemplated by this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” means any judgment, order, ruling or decree issued, promulgated or entered into by or with any Governmental Entity.

“knowledge of Parent” means the actual knowledge, after reasonable inquiry of the matter in question, of the Persons set forth in Section 9.03(a) of the Parent Disclosure Letter.

“knowledge of the Company” means the actual knowledge, after due inquiry of the matter in question, of the Persons set forth in Section 9.03(b) of the Company Disclosure Letter.

“Law” means any statute, law (including common law), ordinance, rule, code or regulation issued, promulgated or entered into by or with any Governmental Entity including the Federal Acquisition Regulation, International Traffic in Arms Regulations and National Industrial Security Program Operating Manual.

“Liabilities” means all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due of a Person.

“Licensed Intellectual Property” means any and all Intellectual Property Rights in which Company or any of its Subsidiaries holds any rights, title or interests granted by other Persons.

“Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever.

“LM Combination Warrants” means 1,381,951 warrants to purchase Shares as issued to Parent pursuant to the Stock and Warrant Purchase Agreement and the Warrant thereunder issued to Parent on March 25, 2022.

“LM Notes” means those notes issued to Parent pursuant to the LM/BP Note Purchase Agreement.

“LM/BP Note Purchase Agreement” means the Note Purchase Agreement, dated March 8, 2021, by and among Terran Orbital Operating Corporation, as Issuer, the Guarantors party thereto, the Purchasers from time to time party thereto, and Parent, as Authorized Representative, as amended.

“May 2023 PA Common Stock Purchase Warrant” means the form of Common Stock Purchase Warrant of the Company, included as Exhibit 4.3 to the Form 8-K filed by the Company on May 30, 2023.

“May 2023 Placement Agent Warrants” means 2,030,000 warrants to purchase Shares as issued to the holders thereof pursuant to the Placement Agent Common Stock Purchase Warrant dated May 30, 2023.

“May 2023 RDO Common Stock Purchase Warrant” means the form of Common Stock Purchase Warrant of the Company, included as Exhibit 4.1 to the Form 8-K filed by the Company on May 30, 2023.

“May 2023 RDO Common Warrants” means 29,000,000 warrants to purchase Shares as issued to Armistice Capital, LLC pursuant to the Common Stock Purchase Warrant dated May 30, 2023.

“NISPOM” means the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means commercially available off-the-shelf Software (or similar SaaS services) used or held for use by the Company or any of its Subsidiaries (a) for which the cost of acquiring, maintaining or licensing of such Software (or similar SaaS services) does not exceed, individually or in the aggregate, a one-time or annual fee of $200,000 or more, (b) that is not material to the Company Business, (c) is not distributed or made available by the Company or any of its Subsidiaries or incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any Company Product and (d) that has not been materially modified or customized for the Company or any of its Subsidiaries.

“Open Source Software” means Software that is distributed or made available under “open source” or “free software” terms, including any software distributed or made available under the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Mozilla Public License, Common Development and Distribution License, Apache License, BSD License, or similar terms and including any other license agreement that imposes or purports to impose a requirement or condition that a licensee grant a license or immunity under its Intellectual Property Rights or that its Software or part thereof be (a) disclosed, distributed or made available in Source Code form; (b) that limits the amount of fees that may be charged in connection with sublicensing or distributing such licensed Software; or (c) licensed for the purpose of making modifications or derivative works.

“Parent Business” means the business, operations and affairs of Parent and its Subsidiaries.

“Parent Material Adverse Effect” means any event, development, change or effect that prevents or has a material and adverse effect on the ability of Parent to consummate the Merger and the Transactions.

“Parent Securities” means (i) all securities of the Company (including all shares of Common Stock and all Company Warrants, Company Convertible Notes and any other rights to acquire shares of Common Stock) held, directly or indirectly, by Parent and its Affiliates as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Common Stock and all Company Warrants, Company Convertible Notes and any other rights to acquire shares of Common Stock) of which Parent or its Affiliates acquire ownership prior to the Effective Time.

“Permitted Lien” means: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent; (b) requirements and restrictions of zoning, licensing, permitting, building code, entitlements and other Laws that are not currently violated by the use of the Leased Real Property; (c) Liens for Taxes that are not yet due or that are being contested in good faith; (d) non-exclusive licenses to Company Owned Intellectual Property granted in the ordinary course of business; (e) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’, including statutory Liens imposed by Law and/or other like Liens and security obligations that are not delinquent; (f) all encroachments, overlaps, overhangs, variations in area or measurement, minor title defects, rights of parties in possession, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other matters of public record) or any other matters not of record, and matters which would be disclosed by an accurate ALTA/NSPS survey or physical inspection of the Leased Real Property and other covenants or restrictions as to use of the Leased Real Property that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (g) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) restrictions on transfer resulting from securities Laws; (j) with respect to Leased Real Property, (i) the terms, conditions, and provisions of the Real Property Leases, (ii) any Lien or other matter affecting title to the fee estate underlying such Leased Real Property, (iii) Liens in favor of any lessor or sublessor under the Real Property Leases or encumbering the interests of such lessors (or holder of superior interests) set forth in the Real Property Leases or under applicable law; (k) all Liens created by, arising under, or existing as a result of, any Law; (l) all rights reserved to or vested in any Governmental Entity to control or regulate any asset or property in any manner and all Laws applicable to assets or properties; and (m) (n) Liens securing indebtedness or other obligations reflected on the Company’s Balance Sheet.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity or any other entity, including any Governmental Entity.

“Personal Information” means any information that (i) identifies (or in combination with other information may identify), relates to, describes, is capable of being associated with, or can be reasonably linked, directly or indirectly, to a natural person, computer or device; and (ii) is governed, regulated or protected by Privacy and Security Laws.

“PIPE Investment Obligation” means the obligations arising from the Subscription Agreement, dated October 28, 2021, between Staton Orbital Family Limited Partnership, as Investor, and the Company (f/k/a Tailwind Two Acquisition Corp.).

“Privacy and Security Laws” means, to the extent applicable to the Company or any Subsidiary, any provisions of Laws regulating the Processing of Personal Information, including data protection and breach notification Laws, the Federal Trade Commission Act, marketing Laws, and consumer protection Laws.

“Privacy and Security Requirements” means, to the extent applicable to the Company or any Subsidiary, (i) all Privacy and Security Laws; (ii) all provisions of Contracts between the Company and any Subsidiary that govern the Processing of Protected Information; (iii) all public-facing written policies and notices of the Company or any Subsidiary relating to the Processing of Protected Information; (iv) the Payment

Card Industry Data Security Standard; and (v) all consents and rights obtained from natural Persons related to the Processing of their Personal Information.

“Private Placement Warrants” means the redeemable warrants exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share, previously issued in a private placement and assumed by the Company in its merger with Tailwind Two Acquisition Corp. and governed by the Tailwind Warrant Agreement.

“Process” (and inflections thereof) means the access, creation, collection, use, storage, processing, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data, whether or not by automated means.

“Protected Information” means any information that (i) is Personal Information; (ii) the Company or any Subsidiary received from or on behalf of its or their customers subject to a confidentiality obligation; (iii) is subject to a confidentiality obligation, is proprietary information of the Company or any Subsidiary; (iv) is in any database or stored in any IT Assets or Product; or (v) is derived from Protected Information.

“Public Warrants” means the redeemable warrants exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share, listed on the NYSE under the trading symbol LLAP WS and governed by the Tailwind Warrant Agreement.

“Records” means all books, records and other documents, including all Tax Returns, books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals and sales and promotional literature, in all cases, in any form or medium.

“Registered Intellectual Property” means all patents and patent applications (including additions, provisional, national, regional and international applications as well as divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing), registered trademarks/service marks and trademark/service mark applications (including renewals and extensions of any of the foregoing), service marks, registered copyrights and copyright applications, and domain name registrations.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act and the Exchange Act.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, escape, leaching or migration upon, into or through the environment (including ambient air, vapor, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, abatement, response action, corrective action, mitigation,

monitoring, sampling and analysis, installation, reclamation, “closure” or “post-closure” activities (as those terms are defined in Environmental Laws), in each case in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives.

“Restricted Party” means (A) any person or entity designated on export and sanctions restricted party lists maintained by the U.S., UK, EU, or any other applicable Governmental Entity, including but not limited to the Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, maintained by the U.S. Department of the Treasury, the Entity List, Unverified List and Denied Persons List maintained by the US Department of Commerce, or the Debarred Parties List maintained by the US Department of State; (B) any person or entity 50% or more owned, directly or indirectly, individually or in the aggregate, or controlled by person(s) or entity(ies) in (A); (C) any person or entity incorporated, located or ordinarily resident in a Sanctioned Territory (as defined below); (D) a government of a Sanctioned Territory or the Venezuelan government, or any entity owned or controlled by any such government.

“Sanctioned Territory” means any country or territory subject to comprehensive territorial sanctions under applicable Trade Control Laws, including at this time: Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, and the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“September 2023 CMPO Common Stock Purchase Warrant” means the form of Common Stock Purchase Warrant included as Exhibit 4.1 to the Form 8-K filed by the Company on September 20, 2023.

“September 2023 CMPO Common Warrants” means 23,214,290 warrants to purchase Shares as issued to the holders thereof pursuant to the Common Stock Purchase Warrant dated September 21, 2023.

“September 2023 PA Common Stock Purchase Warrant” means the form of Common Stock Purchase Warrant of the Company, included as Exhibit 4.3 to the Form 8-K filed by the Company on September 30, 2023.

“September 2023 Placement Agent Warrants” means 1,625,000 warrants to purchase Shares as issued to the holders thereof pursuant to the Placement Agent Common Stock Purchase Warrant dated September 21, 2023.

“Software” means all (a) computer programs, applications, systems, code, including, as applicable, software implementations of algorithms, models and methodologies, program interfaces, firmware, files, Source Code and object code, and embedded versions of any of the foregoing (b) software development and design tools, library functions and compilers, and (c) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Source Code” means any human readable Software source code (including hardware description language, circuit schematics and other human readable forms of circuit descriptions), or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained in or relating to any Software source code.

“SPAC Warrants” means the Public Warrants and Private Placement Warrants.

“Stock and Warrant Purchase Agreement” means the Stock and Warrant Purchase Agreement dated as of March 25, 2022 by and among the Company, FP Credit Partners II, L.P, FP Credit Partners Phoenix II, L.P, BPC Lending II, and Parent.

“Subsidiary” of any Person means any partnership, corporation, trust, joint venture, unincorporated organization, limited liability entity or other legal entity of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Superior Proposal” means any bona fide written Acquisition Proposal from a third party that did not result from any breach of Section 6.10, and that the Board of Directors or any committee thereof has determined in its good faith judgment, after consultation with its outside legal counsel and an outside financial advisor, (i) if consummated, would result in a transaction that is more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than the Transactions (after taking into account any proposed revisions to the terms of this Agreement that are proposed in writing by Parent (including pursuant to Section 6.10)) and (ii) is reasonably capable of being consummated in accordance with its terms, taking into account all legal, regulatory, financial and other aspects of such proposal (including the financing thereof); provided, that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.

“Tailwind Warrant Agreement” means that certain warrant agreement, dated March 9, 2021, by and between Tailwind Two Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.

“Tax Return” means any return, declaration, statement, report, form, claim for refund, disclosure, election, schedule, or information return relating to Taxes, including any amendments thereto and any related or supporting information, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax in connection with the administration, implementation or enforcement of, or compliance with any Law relating to any Tax.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges imposed by a Governmental Entity, together with any related interest, penalties and other additional amounts, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, employment, social security (or similar), unemployment, compensation, excise, stamp, occupation, windfall profits, escheat, transfer and gains taxes, and customs duties.

“Telecommunications Applications” means those applications required to be filed with a Telecommunications Authorizing Jurisdiction to obtain the approvals necessary to consummate the transaction contemplated by this Agreement, including the FCC Applications.

“Telecommunications Authorizing Jurisdiction” means the nation responsible for regulating and enforcing matters related to the Telecommunications Licenses and approving the Telecommunications Applications, including the FCC.

“Telecommunications Licenses” means authorizations to conduct radiofrequency communications within, into, or from any jurisdiction worldwide, including FCC Licenses.

“Trade Control Laws” means export controls, import, customs or sanctions laws or regulations of the EU, UK, and the U.S., such as the U.S. Export Administration Regulations (EAR), the International Traffic in Arms Regulations (ITAR), the sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and U.S. anti-boycott laws and regulations.

“Union” means any labor organization, union, works council, employee representative body or similar organization.

“Virus” means any “malware,” “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or enabling or providing unauthorized access to,

Software or any other device on which such code is stored or installed; or (b) damaging, destroying, encrypting, or rendering unusable any data or file without the consent of the owner of such data or file.

“Warrant Agreements” means, collectively, the Tailwind Warrant Agreement, the Stock and Warrant Purchase Agreement and the Convertible Note and Warrant Purchase Agreement.

Section 9.04. Interpretation; Disclosure Letters.

(a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” unless otherwise specified. The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent”, “made available to Merger Sub” and words of similar import refer to documents (A) posted to the Intralinks Virtual Dataroom by or on behalf of the Company no later than the execution of this Agreement, (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives no later than the execution of this Agreement or (C) filed with the SEC and publicly available on EDGAR in unredacted form (it being understood that the failure to provide exhibits or schedules to an agreement filed as an exhibit pursuant to Item 601(a)(5) of Regulation S-K shall not be considered a redaction) at least one (1) Business Day before the date of this Agreement. The words “made available to the Company” and words of similar import refer to documents (A) posted to the Intralinks Virtual Dataroom by or on behalf of Parent or Merger Sub or (B) delivered in person or electronically to the Company or its Representatives. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(b) Any matter disclosed in any section of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant of the Company or, as applicable, Parent and Merger Sub to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent on the face of such disclosure.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries; No Other Representations or Warranties.

(a) This Agreement, taken together with the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions. This Agreement is not intended, and shall not be deemed, to confer upon any Person other than the parties hereto any rights or remedies or to create any third-party beneficiary hereto; provided that the provisions of Section 6.06 shall inure to the benefit of the Indemnified Persons benefitting therefrom, who shall be third-party beneficiaries thereof and who may enforce the covenants of Parent, Merger Sub and the Surviving Corporation contained therein. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(b) Except for the representations and warranties contained in Article III or the Company Disclosure Letter or in any certificate delivered by the Company pursuant to this Agreement, the Company does not make any other representation or warranty, express or implied, with respect to the Company, its Subsidiaries, the Company Business or with respect to any information furnished, disclosed or otherwise made available to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company Business and the negotiation of this Agreement or otherwise in connection with the Transactions, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information. This Section 9.07(b) shall not limit any right or remedy of Parent with respect to any claim for fraud in the making of the representations and warranties set forth in Article III or any representation or warranty set forth in any other transaction agreement delivered at the Closing.

Section 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the applicable principles of conflicts of laws of such state.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 9.10. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if the Chancery Court declines to accept jurisdiction over a particular matter, in any other state or federal court within the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.10 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or proceeding, in each case in accordance with Section 9.11, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

Section 9.11. Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) the Chancery Court, and (b) in the event the Chancery Court does not have jurisdiction, any other state or federal court within the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or the Transactions. Each of the parties hereto agrees to commence any action, suit or proceeding relating hereto either in the Chancery Court or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any other state or federal court within the State of Delaware. Each of the parties hereto further agrees that service of any process, summons, notice or document by registered mail, return receipt requested, or by reputable overnight courier service, directed to such party’s respective address set forth in Section 9.02 above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 9.11. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in (i) the Chancery Court, or (ii) any other state or federal court within the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the Transactions which is instituted in any such court. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 9.02 shall be effective service of process for any suit, action or proceeding brought in any such court.

Section 9.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13. Time is of the Essence. Time is of the essence for each and every provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has duly executed this Agreement, all as of the date first written above.

LOCKHEED MARTIN CORPORATION
by
/s/ Scott M. Weiner
Name: Scott M. Weiner
Title: Vice President, Corporate Development

THOLIAN MERGER SUB, INC.
by
/s/ Scott M. Weiner
Name: Scott M. Weiner
Title: Vice President, Corporate Development

TERRAN ORBITAL CORPORATION
by
/s/ Marc Bell
Name: Marc Bell
Title: Chief Executive Officer

Annex I

Glossary of Defined Terms

Term	Section
2027 Warrants	Section 9.03
Acceptable Confidentiality Agreement	Section 9.03
Acquisition Proposal	Section 9.03
Acquisition Transaction	Section 9.03
Action	Section 9.03
Adverse Recommendation Change	Section 6.10(d)
Affiliate	Section 9.03
Agreement	Preamble
Anti-Money Laundering Laws	Section 9.03
Balance Sheet	Section 3.06(c)
Board of Directors	Recitals
Book-Entry Shares	Section 2.01(c)
BP Combination Warrants	Section 9.03
BP Notes	Section 9.03
Business Day	Section 9.03
Cancelled Shares	Section 2.01(b)
Capitalization Date	Section 3.03(a)
CBA	Section 9.03
Certificate	Section 2.02(a)
Certificate of Merger	Section 1.03
Chancery Court	Section 9.10
Claim	Section 6.06(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Combination Warrants	Section 9.03
Common Stock	Section 2.01(b)
Communications Act	Section 9.03
Company	Preamble
Company Associate	Section 3.17(f)
Company Benefit Plan	Section 9.03
Company Business	Section 9.03
Company Convertible Notes	Section 9.03
Company Disclosure Letter	Article III
Company Employee	Section 9.03
Company Equity Awards	Section 6.05(a)
Company Equity Plan	Section 9.03
Company Inbound IPR Contract	Section 3.19(a)(iv)
Company Intellectual Property	Section 3.17(c)
Company IT Assets	Section 9.03

Annex I-1

Term	Section
Company IT Systems	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Option	Section 2.03(a)
Company Outbound IPR Contract	Section 3.19(a)(iii)
Company Owned Intellectual Property	Section 9.03
Company Owned Software	Section 9.03
Company Preferred Stock	Section 3.03(a)
Company Product	Section 9.03
Company Registered Intellectual Property	Section 3.17(a)
Company Related Parties	Section 8.04(c)
Company RSU	Section 2.03(b)
Company Securities	Section 3.03(a)
Company Warrants	Section 9.03
Confidentiality Agreement	Section 6.03
Consent	Section 9.03
Continuing Employees	Section 6.05(b)
Contract	Section 9.03
control	Section 9.03
D&O Insurance	Section 6.06(c)
DCSA	Section 9.03
DDTC	Section 6.04(f)
DGCL	Recitals
Dissenting Shares	Section 2.01(d)
dollars or $	Section 9.03
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Claim	Section 9.03
Environmental Laws	Section 9.03
Environmental Permit	Section 9.03
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 9.03
Exchange Fund	Section 2.02(a)
Excluded Party	Section 9.03
FCC	Section 9.03
FCC Applications	Section 9.03
FCC Consent	Section 9.03
FCC Licenses	Section 9.03
FCC Rules	Section 9.03
FCPA	Section 9.03
Financial Statements	Section 3.06(b)
FP Combination Warrants	Section 9.03
FP Note Purchase Agreement	Section 9.03
FP Notes	Section 9.03

Annex I-2

Term	Section
GAAP	Section 9.03
Government Bid	Section 9.03
Government Contract	Section 9.03
Governmental Approval	Section 9.03
Governmental Entity	Section 9.03
Hazardous Materials	Section 9.03
Indebtedness	Section 9.03
Indemnified Person	Section 6.06(a)
Information Privacy or Security Breach	Section 9.03
Intellectual Property Rights	Section 9.03
Intervening Event	Section 6.10(j)
Intervening Event Notice	Section 6.10(j)
Intralinks Virtual Dataroom	Section 9.03
IRS	Section 9.03
ITAR	Section 6.04(f)
Items	Section 3.14(a)
Jefferies	Section 3.21
Judgment	Section 9.03
knowledge of Parent	Section 9.03
knowledge of the Company	Section 9.03
Law	Section 9.03
Leased Real Property	Section 3.16(b)
Liabilities	Section 9.03
Licensed Intellectual Property	Section 9.03
Lien	Section 9.03
Litigation Notice	Section 8.01(c)(iv)
LM Combination Warrants	Section 9.03
LM Notes	Section 9.03
LM/BP Note Purchase Agreement	Section 9.03
Material Contract	Section 3.19(a)
May 2023 PA Common Stock Purchase Warrant	Section 9.03
May 2023 Placement Agent Warrants	Section 9.03
May 2023 RDO Common Stock Purchase Warrant	Section 9.03
May 2023 RDO Common Warrants	Section 9.03
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Warrant	Section 2.04(a)
New Plans	Section 6.05(c)
No-Shop Period Start Date	Section 6.10(a)
Notice Period	Section 6.10(e)
NISPOM	Section 9.03

Annex I-3

Term	Section
NYSE	Section 9.03
Off-the-Shelf Software	Section 9.03
Open Source Software	Section 9.03
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 9.03
Parent Regulatory Termination Fee	Section 8.04(b)
Paying Agent	Section 2.02
Permitted Lien	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
PIPE Investment Obligation	Section 9.03
Privacy and Security Laws	Section 9.03
Privacy and Security Requirements	Section 9.03
Private Placement Warrants	Section 9.03
Process	Section 9.03
Protected Information	Section 9.03
Proxy Statement	Section 3.07
Public Warrants	Section 9.03
Purchase Right	Section 3.03(a)
Real Property Lease	Section 3.16(b)
Records	Section 9.03
Registered Intellectual Property	Section 9.03
Regulation S-K	Section 9.03
Release	Section 9.03
Remediation	Section 9.03
Representatives	Section 9.03
Restricted Party	Section 9.03
Review Laws	Section 6.04(b)
Sanctioned Territory	Section 9.03
Sarbanes-Oxley Act	Section 9.03
SEC	Section 9.03
SEC Documents	Section 3.06(a)
Securities Act	Section 9.03
September 2023 CMPO Common Stock Purchase Warrant	Section 9.03
Share	Section 2.01(b)
Shareholder Rights Agreement	Section 3.03(a)
September 2023 CMPO Common Warrants	Section 9.03
September 2023 PA Common Stock Purchase Warrant	Section 9.03
September 2023 Placement Agent Warrants	Section 9.03
Software	Section 9.03
Source Code	Section 9.03

Annex I-4

Term	Section
SPAC Warrants	Section 9.03
Stock and Warrant Purchase Agreement	Section 9.03
Stockholder Approval	Section 3.04(c)
Stockholders’ Meeting	Section 6.02
Subsidiary	Section 9.03
Superior Proposal	Section 9.03
Surviving Corporation	Section 1.01
Tailwind Warrant Agreement	Section 9.03
Tax Return	Section 9.03
Taxes	Section 9.03
Telecommunications Applications	Section 9.03
Telecommunications Authorizing Jurisdiction	Section 9.03
Telecommunications Licenses	Section 9.03
Termination Fee	Section 8.04(a)
Termination Notice	Section 8.01(c)(iv)
Trade Control Laws	Section 9.03
Transaction Litigation	Section 6.12
Transactions	Recitals
Union	Section 9.03
Virus	Section 9.03
Voting and Support Agreements	Recitals
Warrant Agreements	Section 9.03

Annex I-5